Filed pursuant to Rule 424(b)(3)
under the Securities Act of 1933
Registration No. 333-182719

PROSPECTUS

CAMCO FINANCIAL CORPORATION

8,571,429 million shares of Common Stock,

including up to 5,714,286 shares of Common Stock

issuable upon the exercise of Subscription Rights at $1.75 per share and Warrants to purchase up to 2,857,143 shares of Common Stock at $2.10 per share

We are distributing, at no charge to our stockholders, non-transferable subscription rights to purchase up to 5,714,286 shares of our common stock, $1.00 par value per share. In the rights offering, you will receive one subscription right for each share of common stock you hold as of 5:00 p.m. Eastern Time, on July 29, 2012, the record date of the rights offering.

Each subscription right will entitle you to purchase one share of our common stock at a subscription price of $1.75 per share, which we refer to as the basic subscription privilege, subject to certain limitations and subject to allotment. If you fully exercise your basic subscription privilege and other stockholders do not fully exercise their basic subscription privileges, you will be entitled to exercise an over-subscription privilege, subject to certain limitations and subject to allotment, to purchase a portion of the unsubscribed shares of our common stock at the same subscription price of $1.75 per share. To the extent you properly exercise your over-subscription privilege for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription payments received by the subscription/escrow agent will be returned to you promptly, without interest, following the expiration of the rights offering.

The subscription rights will expire if they are not exercised by 5:00 p.m., Eastern Time, on October 31, 2012. We reserve the right to extend the expiration date one or more times, but in no event will we extend the rights offering beyond December 31, 2012. You should carefully consider whether to exercise your subscription rights before the expiration of the rights offering. All exercises of subscription rights are irrevocable. The subscription rights may not be sold, transferred or assigned.

Our board of directors is not making a recommendation regarding your exercise of the subscription rights. You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 to read about factors you should consider before exercising your subscription rights.

We may offer any of the shares of common stock that remain unsubscribed (after taking into account all over-subscription rights exercised) at the expiration of the rights offering to the public at $1.75 per share. Any offering of shares of common stock that remain unsubscribed shall be on a best efforts basis. The public offering of unsubscribed shares of common stock shall terminate no later than December 31, 2012.

For each two shares purchased in the rights offering or public offering, purchasers will receive, without charge, a warrant to purchase one additional share of common stock at a purchase price of $2.10 per share. The warrant will be exercisable for a period of five years from the closing of the offering, may be exercised only by cash payments and will be non-transferable.

We may in our sole discretion cancel the rights offering at any time and for any reason. If we cancel this offering, the subscription/escrow agent will return all subscription payments it has received for the cancelled rights offering without interest or penalty.

We have engaged Registrar and Transfer Company to serve as the subscription/escrow agent and ParaCap Group LLC (ParaCap) to serve as our financial advisor and information agent in connection with the rights offering and in identifying one or more qualifying broker-dealers to act as a selling group in connection with the public offering if any. The subscription/escrow agent will hold in escrow the funds we receive from subscribers until we complete or cancel the rights offering.

This is not an underwritten offering. ParaCap is not acting as an underwriter or placement agent and is not obligated to purchase any of the shares of common stock that are being offered for sale. Management is selling the shares on a best efforts basis.

Our common stock is traded on the NASDAQ Global Market under the trading symbol “CAFI.” The last reported sales price of our shares of common stock on September 21, 2012 was $2.28 per share. The shares of common stock issued in the rights and warrant offering will also be listed on the NASDAQ Global Market under the same symbol. The subscription rights and warrants will not be listed for trading on the NASDAQ Global Market or any other stock exchange or market. As of the close of business on September 21, 2012 there were 7,468,087 shares of common stock issued and outstanding.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These shares of common stock are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

RIGHTS OFFERING SUMMARY

PRICE: $1.75 PER SHARE

	50% of Maximum	Maximum
Number of shares	2,857,143	5,714,286
Gross stock offering proceeds	$5,000,000	$10,000,000
Estimated offering expenses excluding financial advisor/information agent fees and expenses	$174,000	$174,000
Financial advisor/information agent fees and expenses(1)	$165,000	$465,000
All fees and expenses per share	$.1186	$.1118
Net proceeds	$4,661,000	$9,361,000
Net proceeds per share	$1.6313	$1.6382

(1)

We have engaged ParaCap as our financial advisor and information agent in connection with the rights offering. This is not an underwritten offering. Neither ParaCap nor any other broker-dealer is obligated to purchase any of the shares of common stock that are being offered for sale. See “Plan of Distribution – Financial Advisor” for a discussion of ParaCap’s compensation. Financial advisory fees at 50% of the maximum of the offering assume that $2.0 million of common stock is sold to directors and officers of Camco at a fee of 1.0% and $3.0 million of common stock is sold pursuant to the exercise of basic subscription privileges at a 1.5% fee. Financial advisory fees at the maximum of the offering assume that $2.0 million of common stock is sold to directors and officers of Camco at a fee of 1.0%, $3.0 million of common stock is sold pursuant to the exercise of basic subscription privileges at a 1.5% fee and $5.0 million is sold pursuant to the exercise of over-subscription rights and the public offering at a 6.0% fee. Both fee amounts assume that no fairness opinion is provided. ParaCap is entitled to reimbursement of expenses up to $150,000. The amounts shown at both 50% of the maximum and at the maximum assume reimbursement of $100,000 of expenses. In the event that no shares of common stock are sold pursuant to the exercise of basic subscription privileges, all shares of common stock are sold pursuant to the public offering and the entire $150,000 expense reimbursement cap is utilized by ParaCap, then the financial advisory fees and expenses could total up to $450,000 at 50% of the offering amount and $750,000 at the maximum offering amount. The financial advisory fees will be reduced by the aggregate amount of the initial and monthly retainer fees paid to ParaCap, which we estimate will be $220,000 if the rights offering and public offering, if any, close within 60 days of the date hereof.

This investment involves risks, including the possible loss of principal.

Please read “Risk Factors” beginning on page 9.

The date of this prospectus is April 30, 2013.

You should rely only on the information contained in this prospectus. We have not, and our financial advisor and information agent, ParaCap, has not, authorized anyone to provide you with additional or different information from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or any exercise of the rights.

The distribution of this prospectus and the rights and warrants offering and sale of shares of our common stock in certain jurisdictions may be restricted by law. This prospectus does not constitute an offer of, or a solicitation of an offer to buy, any shares of common stock in any jurisdiction in which such offer or solicitation is not permitted. No action is being taken in any jurisdiction outside the United States to permit an offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

In this prospectus, all references to the “Company,” “Camco,” “we,” “us” and “our” refer to Camco Financial Corporation and its subsidiaries, unless the context otherwise requires or where otherwise indicated. References to “Advantage,” “Advantage Bank” or the “Bank” mean our wholly-owned banking subsidiary. In this prospectus, we will refer to the rights offering and the public offering collectively as the “stock offering.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this prospectus are “forward-looking statements” within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and are including this statement for purposes of invoking these safe harbor provisions. Forward-looking statements are not guarantees of performance or results. When we use words such as “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “target,” “could,” “is likely,” “should,” “would,” “will,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing.

All statements other than statements of historical fact included in this prospectus regarding our outlook, financial position and results of operation, liquidity, capital resources and interest rate sensitivity are forward-looking statements. These forward-looking statements also include, but are not limited to:

•	anticipated changes in industry conditions created by state and federal legislation and regulations;

•	anticipated changes in general interest rates and the impact of future interest rate changes on our profitability, capital adequacy and the fair value of our financial assets and liabilities;

•	retention of our existing customer base and our ability to attract new customers;

•	the development of new products and services and their success in the marketplace;

•	the adequacy of the allowance for loan losses; and

•	statements regarding our anticipated loan and deposit account growth, expense levels, liquidity and capital resources and projections of earnings.

The forward-looking statements contained in this prospectus are based on our beliefs and assumptions and on the information available to us at the time that these disclosures were prepared and involve known and unknown risks, uncertainties and other factors which may cause our actual results to be materially different from any future results expressed or implied by such forward-looking statements. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from those in the forward-looking statements included herein include, but are not limited to:

•	competition in the industry and markets in which we operate;

•	levels of non-performing assets;

•	changes in general interest rates;

•	loan demand;

•	rapid changes in technology affecting the financial services industry;

•	real estate values;

•	changes in government regulation; and

•	general economic and business conditions.

For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, please read the “Risk Factors” section of this prospectus. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary note. Any forward-looking statement speaks only as of the date which such statement was made, and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, Camco’s common stock and our business.

What is the rights offering?

We are distributing to holders of shares of our common stock as of 5:00 p.m., Eastern Time, on July 29, 2012, which is the record date for the rights offering, at no charge, non-transferable subscription rights to purchase shares of our common stock. You will receive one subscription right for each share of common stock you owned as of 5:00 p.m., Eastern Time, on July 29, 2012. Each subscription right entitles the holder to a basic subscription privilege and an over-subscription privilege, which are described below. The common stock to be issued in the rights offering, like our existing shares of common stock, will be traded on the NASDAQ Global Market under the symbol “CAFI.”

Why are we conducting the stock offering?

We are engaging in the stock offering to raise equity capital to improve Advantage’s capital position and to retain additional capital at Camco. See “Use of Proceeds.” Advantage has entered into a consent order with the FDIC and Ohio Division of Financial Institutions that requires it to increase its Tier 1 Leverage Capital ratio to 9% and total Risk – Based Capital ratio to 12%. In order to comply with the consent order, Camco must raise capital. Our board of directors has chosen to raise capital through a rights offering to give our stockholders the opportunity to limit ownership dilution by buying additional shares of common stock. Our board of directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate option under the current circumstances. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our board of directors is making no recommendation regarding your exercise of the subscription rights. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future. Based on our capital ratios at June 30, 2012, if the rights offering is fully subscribed, we anticipate that our Tier 1 Leverage Capital ratio will be 7.65% and total Risk – Based Capital will be 11.21%. Thus, even if the rights offering is fully subscribed, we will not meet the consent order’s capital requirements.

What is the basic subscription privilege?

The basic subscription privilege of each subscription right gives our stockholders the opportunity to purchase one share of our common stock at a subscription price of $1.75 per share. We have granted to you, as a stockholder of record as of 5:00 p.m., Eastern Time, on the record date, one subscription right for each share of our common stock you owned at that time. For example, if you owned 100 shares of our common stock as of 5:00 p.m., Eastern Time, on the record date, you would have received 100 subscription rights and would have the right to purchase 100 shares of common stock for $1.75 per share subject to certain limitations and subject to allotment. You may exercise all or a portion of your basic subscription privilege or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase any additional shares by using your over-subscription privilege. It is possible that the requests for exercise of subscription rights in the basic subscription privilege will exceed the number of shares of common stock available to be purchased pursuant to the basic subscription privilege. If this occurs, we will allocate the available shares of common stock among stockholders who subscribed by multiplying the number of shares requested by each stockholder through the exercise of their basic subscription privileges by a fraction equal to (i) the number of shares available to be issued through the rights offering divided by (ii) the total number of shares requested by all subscribers through the exercise of their basic subscription privileges.

If you hold a Camco stock certificate, the number of rights you may exercise pursuant to your basic subscription privilege is indicated on the enclosed rights certificate. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. Instead, the Depository Trust Company (DTC) will issue one subscription right to the nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your custodian bank, broker, dealer or other nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege?

In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any shares of our common stock that are not purchased by our other stockholders through the exercise of their basic subscription privileges. You should indicate on your rights certificate how many additional shares you would like to purchase pursuant to your over-subscription privilege.

If sufficient shares of common stock are available, we will seek to honor your over-subscription request in full. If, however, over-subscription requests exceed the number of shares of common stock available to be purchased pursuant to the over-subscription privilege, we will allocate the available shares of common stock among stockholders who over-subscribed by multiplying the number of shares requested by each stockholder through the exercise of their over-subscription privileges by a fraction that equals (x) the number of shares available to be issued through over-subscription privileges divided by (y) the total number of shares requested by all subscribers through the exercise of their over-subscription privileges. We will not issue fractional shares through the exercise of over-subscription privileges.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege at the time you deliver payment related to your basic subscription privilege. Because we will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you. For that calculation, you must assume that no other stockholder, other than you, will subscribe for any shares of our common stock pursuant to their basic subscription privilege. See “The Rights Offering—The Subscription Rights—Over-Subscription Privilege.”

How can I receive warrants to purchase additional common stock?

For every two subscription rights you exercise, you will receive a warrant to purchase one share of our common stock at $2.10 per share. The warrants will be exercisable for five years following completion of the stock offering at an exercise price of $2.10 per share. The exercise price will be payable only by cash or check. The warrants will not be transferrable, no fractional warrants will be issued and the number of warrants issued will be rounded down. By way of example, a purchaser purchasing two shares of common stock also will receive one warrant and a purchaser purchasing three shares of common stock will receive one warrant, while a purchaser purchasing four shares of common stock will receive two warrants. The number of shares for which warrants may be exercised and the exercise price applicable to the warrants will be proportionately adjusted in the event that we pay stock dividends or make distributions of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock such as in stock split or reverse stock split.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. If you do not exercise any subscription rights, the number of shares of our common stock you own will not change and you will not receive any warrants to acquire Camco common stock. However, if you choose not to exercise your subscription rights or you exercise less than all of your subscription rights and other stockholders fully exercise their subscription rights or exercise a greater proportion of their subscription rights than you exercise, the percentage of our common stock owned by these other stockholders will increase relative to your ownership percentage, and your voting and other rights in the Company will likewise be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to participate in the over-subscription privilege.

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription/escrow agent must receive your completed and signed rights certificate and payment (and your payment must clear) prior to the expiration of the rights offering, which is October 31, 2012, at 5:00 p.m., Eastern Time. If you hold your shares in the name of a custodian bank, broker, dealer or other nominee, your nominee may establish a deadline prior to 5:00 p.m., Eastern Time, on October 31, 2012 by which you must provide it with your instructions to exercise your subscription rights and payment for your shares. Our board of directors may, in its discretion, extend the rights offering one or more times, but in no event will the expiration date be later than December 31, 2012. Our board of directors may cancel or amend the rights offering at any time. In the event that the rights offering is cancelled, all subscription payments received will be returned promptly, without interest or penalty.

Although we will make reasonable attempts to provide this prospectus to holders of subscription rights, the rights offering and all subscription rights will expire at 5:00 p.m., Eastern Time on October 31, 2012 (unless extended), whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights or warrants?

No. You may not sell, transfer or assign your subscription rights or warrants to anyone. Subscription rights and warrants will not be listed for trading on the NASDAQ Global Market or any other stock exchange or market. Rights certificates and warrants may only be completed by the stockholder who receives them.

Are we requiring a minimum subscription to complete the rights offering?

There is no aggregate minimum we must receive to complete the rights offering.

Has our board of directors made a recommendation to our stockholders regarding the rights offering?

No. Our board of directors is not making a recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our shares of common stock will trade and, therefore, we cannot assure you that the market price for our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Are there any limits on the number of shares I may purchase in the rights offering or own as a result of the rights offering?

Each participant in this offering is subject to an overall beneficial ownership limit of 9.9%, calculated with respect to the approximately 13,182,373 shares of common stock potentially outstanding after the consummation of this rights offering if all rights are exercised. Any rights exercised for common stock that would cause the holder to exceed the 9.9% ownership limit will not be considered exercised or subscribed for by

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that holder. The portion of the subscription price paid by a holder for common stock not considered subscribed for will be returned to that holder, without interest or penalty, as soon as practicable after completion of this stock offering.

We will not issue shares of our common stock pursuant to the exercise of basic or over-subscription privileges to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of October 31, 2012, such clearance or approval has not been obtained and/or any applicable waiting period has not expired. If we elect not to issue shares in such a case, the unissued shares will become available to satisfy over-subscriptions by other stockholders pursuant to their subscription rights and will thereafter be available in the public offering of shares.

In addition, we may not issue shares of our common stock pursuant to the exercise of warrants that may be acquired in the rights offering to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares.

How do I exercise my subscription rights if I own shares in certificate form?

If you hold a Camco stock certificate and you wish to participate in the rights offering, you must take the following steps:

•	deliver a properly completed and signed rights certificate, and related subscription documents, to the subscription/escrow agent before 5:00 p.m., Eastern Time, on October 31, 2012; and

•	deliver payment to the subscription/escrow agent (as described below) before 5:00 p.m., Eastern Time, on October 31, 2012.

In certain cases, you may be required to provide additional documentation or signature guarantees.

Please follow the delivery instructions on the rights certificate. Do not deliver documents to Camco. You are solely responsible for completing delivery to the subscription/escrow agent of your subscription documents, rights certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription/escrow agent so that they are received by the subscription/escrow agent by 5:00 p.m., Eastern Time, on October 31, 2012.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares in the rights offering and the elimination of fractional shares. Any excess subscription payments received by the subscription/escrow agent will be returned promptly, without interest, following the expiration of the rights offering.

What form of payment is required to purchase the shares of our common stock?

As described in the instructions accompanying the rights certificate, payments submitted to the subscription/escrow agent must be made in full United States currency by:

•	check payable to Registrar and Transfer Company, the subscription/escrow agent, drawn upon a United States bank;

•	bank check payable to Registrar and Transfer Company, the subscription/escrow agent , drawn upon Advantage Bank; or

•	wire transfer to Registrar and Transfer Company, the subscription/escrow agent.

Payment will be deemed to have been received by the subscription/escrow agent only upon the subscription/escrow agent’s receipt of any certified check or bank check drawn upon Advantage Bank or, in the case of an uncertified personal check, receipt and clearance of such check.

Please note that funds paid by uncertified personal check may take at least seven business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription/escrow agent receives cleared funds before that time. We also urge you to consider payment by means of a certified check, bank check, bank draft or money order.

What should I do if I want to participate in the rights offering, but my shares are held in the name of a custodian bank, broker, dealer or other nominee?

If you hold your shares of common stock through a custodian bank, broker, dealer or other nominee, then your nominee is the record holder of the shares you own. If you are not contacted by your nominee, you should contact your nominee as soon as possible. Your nominee must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase. You will not receive a rights certificate. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, October 31, 2012 expiration date that we have established for the rights offering.

What should I do if I want to participate in the rights offering, but my subscription rights are held in my account in the 401(k) Plan?

If you held shares of our common stock in your account under the Camco Financial & Subsidiaries Salary Savings Plan (the “401(k) Plan”) as of 5:00 p.m., Eastern Time, on the record date, you may exercise the subscription rights with respect to those shares of common stock to the same extent as other holders of our common stock as of 5:00 p.m., Eastern Time, on the record date by electing what amount (if any) of your subscription rights you would like to exercise by properly completing a special election form, called the “Camco Financial & Subsidiaries Salary Savings Plan Non-Transferable Subscription Rights Election Form” (“401(k) Plan Participant Election Form”) that is provided to you. You must return your properly completed 401(k) Plan Participant Election Form to the Company as prescribed in the instructions accompanying the 401(k) Plan Participant Election Form. Your 401(k) Plan Participant Election Form must be received by the Company by 5:00 p.m., Eastern Time, on October 24, 2012 (the “401(k) Deadline”), which is the fifth business day prior to the expiration date of the rights offering. If your 401(k) Plan Participant Election Form is not received by the 401(k) Deadline, your election to exercise your subscription rights that are held in your 401(k) Plan account will not be effective. The 401(k) Deadline is a special deadline that applies to participants (and other account holders) in the 401(k) Plan (notwithstanding the expiration date of the rights offering generally applicable to holders of subscription rights) and solely with respect to the shares of our common stock held through the 401(k) Plan as of the record date. Any subscription rights credited to your 401(k) Plan account will expire unless they are properly exercised by the 401(k) Deadline. If you elect to exercise some or all of the subscription rights in your 401(k) Plan account, you must also ensure that you indicate on your 401(k) Plan Participant Election Form a sufficient amount of your current investment in the Morley Stable Value Fund in your 401(k) Plan account to be liquidated in full satisfaction of your subscription payment. If the amount of funds in your 401(k) Plan account that are invested in the Morley Stable Value Fund do not equal or exceed the purchase price of the shares of common stock that you have elected to purchase in the rights offering, the subscription rights held by your 401(k) Plan account will be exercised to the fullest extent possible based on the cash value of your 401(k) Plan account invested in the Morley Stable Value Fund.

What should I do if I want to participate in the rights offering, I participate in the 401(k) plan, but my account in the 401(k) Plan does not hold shares of common stock as of 5:00 p.m., Eastern Time, on the record date?

The 401(k) Plan will have the right to subscribe for shares of our common stock if the 401(k) plan account of any 401(k) Plan participant is invested in our common stock as of 5:00 p.m., Eastern Time, on the record date. The 401(k) Plan will allow participants who have not invested any part of their 401(k) Plan account in our common stock on that date to direct the 401(k) Plan to exercise the 401(k) Plans right to acquire shares, to the extent that the 401(k) Plan is able to purchase more shares than are requested by 401(k) Plan participants whose 401(k) Plan account held shares of our common stock as of 5:00 p.m., Eastern Time, on the record date.

To the extent that your 401(k) Plan account did not hold shares of our common stock as of 5:00 p.m., Eastern Time, on the record date, you may request the 401(k) Plan to purchase shares for your 401(k) Plan account by electing what amount (if any) of the over-subscription rights you would like to exercise by properly completing a (“401(k) Plan Participant Election Form”) that is provided to you. You must return your properly completed 401(k) Plan Participant Election Form to the Company as prescribed in the instructions accompanying the 401(k) Plan Participant Election Form. Your 401(k) Plan Participant Election Form must be received by the Company by 5:00 p.m., Eastern Time, on October 24, 2012 (the “401(k) Deadline”), which is the fifth business day prior to the expiration date of the rights offering. If your 401(k) Plan Participant Election Form is not received by the 401(k) Deadline, your election to exercise your subscription rights that are held in your 401(k) Plan account will not be effective. The 401(k) Deadline is a special deadline that applies to participants (and other account holders) in the 401(k) Plan (notwithstanding the expiration date of the rights offering generally applicable to holders of subscription rights). Any subscription rights credited to your 401(k) Plan account will expire unless they are properly exercised by the 401(k) Deadline. If you elect to exercise some or all of the subscription rights in your 401(k) Plan account, you must also ensure that you indicate on your 401(k) Plan Participant Election Form a sufficient amount of your current investment in the Morley Stable Value Fund in your 401(k) Plan account to be liquidated in full satisfaction of your subscription payment. If the amount of funds in your 401(k) Plan account that are invested in the Morley Stable Value Fund do not equal or exceed the purchase price of the shares of common stock that you have elected to purchase in the rights offering, the subscription rights held by your 401(k) Plan account will be exercised to the fullest extent possible based on the cash value of your 401(k) Plan account invested in the Morley Stable Value Fund.

If the 401(k) Plan is unable to purchase all of the shares requested by participants, the shares of common stock purchased by the 401(k) Plan pursuant to the Rights Offering will be allocated first among those 401(k) Plan participants who exercised basic subscription rights related to shares of common stock allocated to their 401(k) Plan account as of 5:00 p.m., Eastern Time, on the Record Date; second among participants who exercised over-subscription rights related to shares of common stock allocated to their 401(k) Plan account at that time; and finally among participants who did not hold any shares of common stock in their 401(k) Plan account at that time.

When will I receive my new shares and warrants?

All shares that you purchase in the rights offering and warrants to which you are entitled will be issued in book-entry, or uncertificated, form. When issued, the shares and warrants will be registered in the name of the subscription rights holder of record. As soon as practicable after the expiration of the rights offering period, the subscription/escrow agent will arrange for the issuance of the shares of common stock purchased in the rights offering and the warrants. Subject to state securities laws and regulations, we have the discretion to delay distribution of any warrants and shares you may have elected to purchase by exercise of your rights in order to comply with state securities laws.

After I send in my payment and rights certificate, may I cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable unless the rights offering is terminated, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our common stock in the rights offering.

Will our directors and officers participate in the rights offering?

All holders of our common stock as of the record date for the rights offering will receive, at no charge, the non-transferable subscription rights to purchase shares of our common stock as described in this prospectus. To the extent that our directors and officers held shares of our common stock as of the record date, they will receive the subscription rights and, while they are under no obligation to do so, will be entitled to participate in the rights offering. Our directors and executive officers have indicated that they may purchase between 1.4 million and 2.0 million shares of our common stock in the offering through their basic and oversubscription privileges. If they purchased 2.0 million shares, they would own approximately 19.2% of the total outstanding shares of common stock immediately after the completion of the rights offering, assuming all of the rights are subscribed for in the rights offering.

What effects will the stock offering have on our outstanding common stock?

As of September 21, 2012, we had 7,468,087 shares of our common stock issued and outstanding. Assuming no options are exercised prior to the expiration of the rights offering and assuming all shares are sold in the rights offering, we expect approximately 13,182,373 shares of our common stock will be outstanding immediately after completion of the rights offering.

The issuance of shares of our common stock in the rights offering will dilute, and thereby reduce, your proportionate ownership in our shares of common stock unless you fully exercise your basic subscription privilege and a certain level of your over-subscription privilege. In addition, the issuance of shares of our common stock at a subscription price which is less than the market price as of October 31, 2012 would likely reduce the price per share of shares of common stock held by you prior to the stock offering.

How much will we receive in net proceeds from the stock offering?

We expect the aggregate stock offering proceeds, net of expenses, to be approximately $9.36 million prior to the exercise of any warrants and assuming all rights are exercised. Subject to the Federal Reserve Board’s approval of or non-objection to the capital plan and business plan we have adopted, we intend to invest the net proceeds in Advantage to improve its regulatory capital position, and retain the remainder of the net proceeds for general corporate purposes. The net proceeds we retain may be used for general corporate purposes. Please see “Use of Proceeds.”

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription/escrow agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription/escrow agent will be returned promptly, without interest or penalty. If your shares are held in the name of a custodian bank, broker, dealer or other nominee, it may take longer for you to receive the refund of your subscription payment because the subscription/escrow agent will return payments through the record holder of your shares.

What is the public offering of shares?

If shares of common stock remain available for sale after the closing of the rights offering, we may offer and sell all or some of those remaining shares to the public on a best efforts basis at the $1.75 per share subscription price.

Will I receive interest on any funds I deposit with the subscription/escrow agent ?

No. You will not be entitled to any interest on any funds that are deposited with the subscription/escrow agent pending completion or cancellation of the rights offering. If the rights offering is cancelled for any reason, the subscription/escrow agent will return this money to subscribers, without interest or penalty, as soon as practicable.

When can I sell the shares of common stock I receive upon exercise of the subscription rights?

If you exercise your subscription rights, you will be able to resell the shares of common stock purchased by exercising your subscription rights once your account has been credited with those shares, provided you are not otherwise restricted from selling the shares (for example, because you are an affiliate who holds control stock or because you possess material nonpublic information about the Company). Although we will endeavor to issue the shares as soon as practicable after completion of the rights offering, there may be a delay between the expiration date of the rights offering and the time that the shares are issued. In addition, we cannot assure you that, following the exercise of your subscription rights, you will be able to sell your common stock at a price equal to or greater than the subscription price.

What are the U.S. federal income tax consequences of exercising my subscription rights?

The receipt and exercise of subscription rights should generally not be taxable for U.S. federal income tax purposes. You should, however, seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws. See “Certain Material U.S. Federal Income Tax Considerations.”

What fees or charges apply if I purchase shares of common stock in the rights offering?

We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights or warrants (other than the subscription or warrant price). If you exercise your subscription rights through a custodian bank, broker, dealer or other nominee, you are responsible for paying any fees your nominee may charge you.

What is the role of ParaCap in the stock offering?

We have entered into an agreement with ParaCap, pursuant to which ParaCap is acting as our financial advisor and information agent in connection with the stock offering. ParaCap may also identify one or more qualifying broker-dealers to act as a selling group in connection with the public offering of shares, if any. ParaCap is not acting as an underwriter or placement agent in the rights offering or the public offering, if any, and no other broker-dealer will act as an underwriter in the rights offering or the public offering, if any; but another broker-dealer could act as a placement agent in the public offering, if any. We have agreed to pay certain fees to, and expenses of, ParaCap.

Who should I contact if I have other questions?

If you have other questions regarding Camco, Advantage or the stock offering, or if you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please contact our information agent, ParaCap, at (866) 404-2951 (toll free), Monday through Friday (except bank holidays), between 9:00 a.m. and 4:00 p.m., Eastern Time.

x

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your rights certificate and other documents, and subscription payment to the address provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription/escrow agent. Do not send or deliver these materials to Camco.

By mail, hand or overnight courier:

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Attn: Reorg/Exchange Department

You, or, if applicable, your nominee, are solely responsible for completing delivery to the subscription/escrow agent of your subscription rights election form and other documents and subscription payment. You should allow sufficient time for delivery of your subscription materials to the subscription/escrow agent and clearance of payment before the expiration of the rights offering period.

SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that you should consider before deciding whether to exercise your subscription rights. You should carefully read this entire prospectus, including the information contained in the sections entitled “Risk Factors,” “Unaudited Pro Forma Financial Information,” and “The Rights Offering,” our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2011, and our unaudited consolidated financial statements for the quarter ended June 30, 2012, both of which are incorporated into this prospectus by reference, in their entirety before you decide to exercise your subscription rights.

Overview

Camco Financial Corporation is a bank holding company that was organized under Delaware law in 1970. Camco is engaged in the financial services business in Ohio, Kentucky and West Virginia, through its wholly-owned subsidiary, Advantage Bank. Advantage is an Ohio savings bank.

As of June 30, 2012, Advantage had approximately $766.2 million in assets, $614.8 million in loans, $641.7 million in deposits and $49.6 million in stockholders’ equity. Our principal executive office is located at 814 Wheeling Avenue, Cambridge, Ohio 43725, and our telephone number is (740) 435-2020. We operate 23 branch offices in Ohio: four in Cincinnati, two each in Cambridge, London, Marietta and Washington Court House, and one each in Belpre, Byesville, Dover, Germantown, New Lebanon, Uhrichsville and Worthington; three in Kentucky: one each in Covington, Florence and Ft. Mitchell; and one in Vienna, West Virginia.

Advantage’s lending activities include the origination of commercial real estate and business loans, consumer loans, and residential conventional fixed-rate and variable-rate mortgage loans for the acquisition, construction or refinancing of single-family homes located in Camco’s primary market areas. Camco also originates construction and permanent mortgage loans on condominiums, two- to four-family, multi-family (over four units) and nonresidential properties. Camco continues to diversify the balance sheet through increasing commercial, commercial real estate, and consumer loans as well as retail and business checking and money market deposit accounts.

Advantage is primarily regulated by the State of Ohio Department of Commerce, Division of Financial Institutions (the “Division”), and the Federal Deposit Insurance Corporation (the “FDIC”). Advantage is a member of the Federal Home Loan Bank (the “FHLB”) of Cincinnati, and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund the “DIF” administered by the FDIC. Camco is regulated by the Federal Reserve Board (“FRB”).

Memorandum of Understanding

On March 4, 2009, Camco entered into a Memorandum of Understanding (the “MOU”) with the FRB. The MOU prohibits Camco from engaging in certain activities while the MOU is in effect, including, without the prior written approval of the FRB, (i) the declaration or payment of dividends to the stockholders or (ii) the repurchase of Camco stock.

FRB Agreement

On August 5, 2009, Camco entered into a written agreement with the FRB. The written agreement requires Camco to obtain FRB approval prior to: (i) declaring or paying any dividends; (ii) receiving dividends or any other form of payment representing a reduction in capital from Advantage; (iii) making any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities; (iv) incurring, increasing or guaranteeing any debt; or (v) repurchasing any Camco stock. The written agreement also required Camco to develop a capital plan and submit it to the FRB for approval, which it has done.

FDIC and Division Consent Order

Advantage entered into a consent agreement with the FDIC and the Division that provided for the issuance of an order by the FDIC and the Division. That order was executed by the FDIC and Division on February 9, 2012 (the “Consent Order”) and replaced a prior consent order issued by the FDIC and the Division on July 31, 2009. The Consent Order requires Advantage to, among other things, (i) increase its Tier 1 Leverage Capital ratio to 9% and its total Risk-Based Capital ratio to 12%; and (ii) seek regulatory approval prior to declaring or paying any cash dividend. As a result of the Consent Order, Advantage is disqualified as a public depository under Ohio law and will incur higher premiums for FDIC insurance of its accounts. The Bank will be considered “adequately capitalized” until the Consent Order is removed by the FDIC and the Division.

Financial Results for Fiscal 2011 and Six Months Ending June 30, 2012

The following tables set forth certain information concerning the consolidated financial position and results of operations of Camco for the periods indicated. This selected consolidated financial data should be read in conjunction with the consolidated financial statements incorporated into this prospectus by reference.

SELECTED CONSOLIDATED FINANCIAL DATA:

	At June 30, 2012	At December 31, 2011
(In thousands, except per share data)
Total amount of:
Assets	$766,916	$767,018
Interest-bearing deposits in other financial institutions	28,160	21,954
Securities available for sale – at market	72,430	17,845
Securities held to maturity	2,917	3,083
Loans receivable – net (1)	602,137	647,267
Deposits	638,516	629,259
FHLB advances and other borrowings	69,200	80,285
Stockholders’ equity	46,776	45,605

SELECTED CONSOLIDATED OPERATING DATA:

	Six Months Ended June 30, 2012	Year Ended December 31, 2011
(In thousands, except per share data)
Total interest income	$16,349	$36,237
Total interest expense	4,247	10,374

Net interest income	12,102	25,863
Provision for losses on loans	1,142	2,279
Net interest income after provision for losses on loans	10,960	23,584
Other income	3,659	6,498
General, administrative and other expense	13,749	29,324
Earnings before federal income taxes	870	758
Federal income taxes (credits)	(25)	544

Net earnings	$895	$214

Earnings per share:
Basic	$0.12	$0.03
Diluted (2)	$0.12	$0.03
Dividends declared per share	$0.00	$0.00

Return on average assets (3)	0.23%	0.03%
Return on average equity (3)	3.89%	0.47%
Average equity to average assets (3)	5.94%	5.80%
Dividend payout ratio (4)	N/A (5)	N/A (5)

(1)	Includes loans held for sale.
(2)	Represents a pro-forma presentation based upon net earnings from operations divided by weighted-average basic and diluted shares outstanding.
(3)	Ratios are based upon the mathematical average of the balances at the end of each month.
(4)	Represents dividends per share divided by basic earnings per share.
(5)	Not meaningful.

Available Information

Camco files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. The SEC also maintains an Internet website, at http://www.sec.gov, that contains the Company’s filed reports, proxy and information statements and other information that the Company files electronically with the SEC. Additionally, the Company makes these filings available, free of charge, on its website at http://www.camcofinancial.com as soon as reasonably practicable after the Company electronically files such materials with, or furnishes them to, the SEC. Additional information about the Company is included in documents incorporated by reference in this prospectus. See “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 48 of this prospectus.

Stock Offering Summary

The following summary describes the principal terms of the stock offering, but is not intended to be complete. See the information under the heading “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the rights offering.

Securities Offered	We are distributing to you, at no charge, one non-transferable subscription right for each share of our common stock that you owned as of 5:00 p.m., Eastern Time, on July 29, 2012, either as a holder of record or, in the case of shares held of record by custodian banks, brokers, dealers or other nominees on your behalf, as a beneficial owner of such shares.

Subscription Price	$1.75 per share of common stock. To be effective, any payment related to the exercise of a subscription right must clear prior to the expiration of the rights offering period.

Record Date	5:00 p.m., Eastern Time, on July 29, 2012.

Expiration of the Rights Offering	5:00 p.m., Eastern Time, on October 31, 2012. We may extend the rights offering without notice to you until December 31, 2012.

Use of Proceeds	We expect the aggregate net proceeds from the stock offering prior to the exercise of any warrants to be approximately $9.36 million if all rights are exercised. We intend to use the proceeds of the stock offering to invest in Advantage to improve its regulatory capital position and for general corporate purposes.

Basic Subscription Privilege	The basic subscription privilege of each subscription right entitles you to purchase one share of our common stock at a subscription price of $1.75 per share. The number of rights you may exercise appears on your rights certificate. You may not be able to exercise all of your rights. See the allocation procedures described below under the heading “Basic Subscription Privilege.”

Over-Subscription Privilege	In the event that you purchase all of the shares of our common stock available to you pursuant to your basic subscription privilege, you may also choose to subscribe for a portion of any shares of our common stock that are not purchased by our stockholders through the exercise of their basic subscription privileges. You may subscribe for shares of common stock pursuant to your over-subscription privilege, subject to the purchase and ownership limitations described below under the heading “Limitations on the Purchase of Shares.”

Warrants	For every two shares you purchase in the rights offering you will receive a warrant to acquire one share of our common stock at $2.10 per share.

Limitations on the Purchase of Shares

Each participant in this offering is subject to an overall beneficial ownership limit of 9.9%, calculated based on the approximately 13,182,373 shares of common stock potentially outstanding after the consummation of this rights offering, if all rights are exercised. Any rights exercised for common stock that would cause the holder to exceed the 9.9% ownership limit will not be considered exercised or subscribed for by that holder. The portion of the subscription price paid by a holder for common stock not considered subscribed for will be returned to that holder, without interest or penalty, as soon as practicable after completion of this offering.

We will not issue shares of our common stock pursuant to the exercise of basic subscription or over-subscription privileges to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of October 31, 2012, such clearance or approval has not been obtained and/or any applicable waiting period has not expired.

In addition, we may not issue shares of our common stock pursuant to the exercise of warrants that may be acquired in the rights offering to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares.

Non-Transferability of Rights	The subscription rights may not be sold, transferred or assigned and will not be listed for trading on the NASDAQ Global Market or on any other stock exchange or market.

No Board Recommendation	Our board of directors is making no recommendation regarding the exercise of your subscription rights. You are urged to make your decision based on your own assessment of our business and the rights offering.

Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Revocation	All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our common stock in the rights offering.

Material U.S. Federal Income Tax Considerations	For U.S. federal income tax purposes, you should not recognize gain or loss upon receipt or exercise of a subscription right. You should consult with your own tax advisor as to the tax consequences to you of the receipt, exercise or lapse of the rights in light of your particular circumstances.

Extension and Cancellation	Although we do not presently intend to do so, we have the option to extend the rights offering expiration date, but in no event will we extend the rights offering beyond December 31, 2012. Our board of directors may cancel the rights offering at any time. In the event that the rights offering is cancelled, all subscription payments received by the subscription/escrow agent will be returned promptly, without interest or penalty.

Public Offering	If shares of common stock remain available for sale after the closing of the rights offering, we may offer and sell some or all of the remaining shares to the public on a best efforts basis at the $1.75 per share subscription price.

Procedures for Exercising Rights	To exercise your subscription rights, you must take the following steps:

•

If you hold a Camco stock certificate, you must deliver payment and a properly completed and signed rights certificate to the subscription/escrow agent to be received before 5:00 p.m., Eastern Time, on October 31, 2012. You may deliver the documents and payment by U.S. mail or courier service. If U.S. mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

•

If you are a beneficial owner of shares that are registered in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. You should instruct your nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on October 31, 2012.

•	If you hold shares in a 401(k) Plan account, you must deliver a properly completed 401(k) Plan Participant Election Form to the Subscription Agent before 5:00p.m., Eastern Time on October 24, 2012.

Subscription Agent	Registrar and Transfer Company, the subscription/escrow agent , will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. The subscription/escrow agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription/escrow agent will be returned promptly, without interest or penalty.

Warrants

All purchasers of common stock in the rights offering will receive, without additional charge, one warrant to purchase one additional share of common stock for each two shares purchased in the rights offering. The warrants will be exercisable for five years from the completion of the rights offering at an exercise price of $2.10 per share. The exercise price will be payable only by cash or check. The warrants will not be transferrable, no fractional warrants will be issued and the number of warrants issued will be rounded down. By way of example, a purchaser purchasing two shares of common stock in the stock offering will receive one warrant and a purchaser purchasing three shares of common stock also will receive one warrant, while a purchaser purchasing four shares of common stock will receive two warrants. The number of shares for which warrants may be exercised and the exercise price applicable to the warrants will be proportionately adjusted in the event that we pay stock dividends or make distributions of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock such as in a stock split or reverse stock split.

Financial Advisor and Information Agent	ParaCap is acting as our financial advisor and information agent in connection with the rights offering. We have agreed to pay certain fees to, and expenses of, ParaCap.

Shares of Common Stock Outstanding Before the Stock Offering	7,468,087 shares of our common stock were outstanding as of September 21, 2012.

Shares of Common Stock Outstanding After Completion of the Stock Offering	Assuming no options are exercised prior to the expiration of the rights offering and assuming all shares are sold in the rights offering, we expect approximately 13,182,373 shares of our common stock will be outstanding immediately after completion of the rights offering.

NASDAQ Global Market Symbol	Shares of our common stock are currently listed for trading on the NASDAQ Global Market under the symbol “CAFI” and the shares to be issued in connection with the rights offering and warrant offering will also be listed on the NASDAQ Global Market under the same symbol.

Risk Factors	Before you exercise your subscription rights or warrants to purchase shares of our common stock, you should be aware that there are risks associated with your investment, including the risks described in the section entitled “Risk Factors” of this prospectus, and the risks that we have highlighted in other sections of this prospectus. You should carefully read and consider these risk factors together with all of the other information included in this prospectus before you decide to exercise your subscription rights or warrants to purchase shares of our common stock.

Additional Information

We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, which means that we are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the SEC, all of which are available at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Room of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy information and registration statements, and other information regarding us that we file electronically with the SEC. In addition, we make available, without charge, through our website, www.camcofinancial.com, electronic copies of our filings with the SEC, including copies of Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q,

Current Reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in our website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC. The information we incorporate by reference is an important part of this prospectus and you may see a list of the documents we incorporate by reference on page 48 of this prospectus.

Questions	You should direct any questions or requests for assistance concerning the method of subscribing for common shares or for additional copies of this prospectus to ParaCap, the information agent, by calling, if you are located within the United States, Canada or Puerto Rico, (866) 404-2951 (toll free).

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, together with the other information contained in this prospectus before making a decision to invest in our common stock. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to the Stock Offering

The future price of our shares of common stock may be less than the $1.75 purchase price per share in the rights offering.

If you exercise your subscription rights to purchase shares of common stock in the rights offering, you may not able to sell them later at or above the $1.75 purchase price in the rights offering. The actual market price of our common stock could be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as downturns in our economy and recessions.

Once you exercise your subscription rights, you may not revoke them. If you exercise your subscription rights and, afterwards, the public trading market price of our shares of common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss. Our common stock is traded on the NASDAQ Global Market under the ticker symbol “CAFI,” and the last reported sales price of our common stock on the NASDAQ Global Market on September 21, 2012 was $2.28 per share. We cannot assure you that the market price of our shares of common stock will not decline after you exercise your subscription rights. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your shares of common stock at a price equal to or greater than the subscription price.

This offering may cause the price of our common stock to decrease.

The number of shares of common stock that will be issuable if this offering is fully-subscribed, together with any shares of common stock issuable upon the exercise of warrants, may result in an immediate decrease in the market value of our common stock. This decrease may continue after the completion of this stock offering. If that occurs, you may be unable to profitably sell your common stock. Further, if a substantial number of subscription rights are exercised and shares of common stock are issued, and if the holders of the common stock in this offering choose to sell some or all of those shares, the resulting sales could depress the market price of our common stock. There is no assurance that following the rights offering you will be able to sell your common stock at a price equal to or greater than the subscription price.

The subscription price of the shares in this offering has been determined by our board of directors and does not necessarily represent the price at which a buyer can be found for the shares now or in the future.

Our board of directors has not elected to receive a fairness opinion with respect to the consideration to be paid to Camco prior to the closing of the stock offering. In determining the subscription price, our board of directors considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering; historical and current trading prices for our common stock; the need to offer the common stock at a price that would be attractive to stockholders; the need for capital; alternatives available to us for raising capital; and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis.

In conjunction with its review of these factors, our board of directors also reviewed our history and prospects, including our past and present earnings and losses, our prospects for future earnings, the outlook for our industry and our current financial condition and regulatory status. As a result, the subscription price is not necessarily a reflection of the market price at which our common stock may sell after the stock offering or of any intrinsic or fair value of our common stock.

The stock offering may reduce your percentage ownership in Camco.

If you do not exercise your subscription rights or you exercise less than all of your rights, and other stockholders fully exercise their rights or exercise a greater proportion of their rights than you exercise, you will suffer dilution of your percentage ownership of our equity securities relative to such other stockholders. As of September 21, 2012, there were 7,468,087 shares of common stock outstanding. If all of our stockholders exercise their subscription rights in full, we will issue 5,714,286 shares of common stock in the rights offering, which represents approximately 43% of the 13,182,373 shares of common stock potentially outstanding upon the completion of the rights offering.

Our directors and executive officers own, and expect to continue to own after completion of the stock offering, a significant portion of our common stock and can exert significant control over our business and corporate affairs.

Our directors and executive officers, as a group, beneficially owned approximately 7.2% of our outstanding common stock, as of September 21, 2012. Following the stock offering, our current directors and executive officers, together with their affiliates, are expected to own approximately 19.2% of our total outstanding shares of common stock. As a result of their ownership, the directors and executive officers will have the ability, by voting their shares in concert, to significantly influence the outcome of all matters submitted to our stockholders for approval, including the election of directors and the approval of significant corporate transactions, including potential mergers, consolidations or sales of all or substantially all of our assets.

You may not revoke your exercise of rights; we may terminate the rights offering.

Once you exercise your subscription rights, you may not revoke or change the exercise unless we are required by law to permit revocation. Accordingly, if you exercise your subscription rights and later learn information about us that you consider unfavorable, you will be committed to buying shares and may not revoke or change your exercise. We may terminate the rights offering at our discretion. If we terminate the rights offering, none of Camco, the information agent or the subscription/escrow agent will have any obligation to you with respect to the rights except to return any payment received by the subscription/escrow agent , without interest or penalty.

The subscription rights and warrants are non-transferable and thus there will be no market for them.

You may not sell, transfer or assign your subscription rights or warrants to anyone else. We do not intend to list the subscription rights or warrants on any securities exchange or any other trading market. Because the subscription rights and warrants are non-transferable, there is no market or other means for you to directly realize any value associated with them.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Stockholders who desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the subscription/escrow agent , and all payments clear, prior to the expiration of the rights offering period. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the subscription/escrow agent prior to the expiration of the rights offering period. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the subscription/escrow agent , and all payments clear, prior to the expiration of the rights offering period. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering or your payment does not clear prior to the expiration of the rights offering period, the subscription/escrow agent may, depending on the circumstances, reject your subscription or accept it only to the extent of any payment that has been received and has cleared. Neither we nor the subscription/escrow agent will undertake to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

If you desire to purchase shares in the rights offering through your 401(k) Plan account, you must elect what amount (if any) of the subscription rights that you would like to exercise by properly completing the special election form, called the “Camco Financial & Subsidiaries Salary Savings Plan Non-Transferable Subscription Rights Election Form” provided to you. You must return your properly completed 401(k) Plan Participant Election Form to the Company as prescribed in the instructions accompanying the 401(k) Plan Participant Election Form. Your 401(k) Plan Participant Election Form must be received by the 401(k) Deadline, which is 5:00 p.m., Eastern Time on October 24, 2012, and which is the fifth business day prior to the expiration date of the rights offering. If your 401(k) Plan Participant Election Form is not received by the 401(k) Deadline, your election to exercise your subscription rights that are held in your 401(k) Plan account will not be effective. The 401(k) Deadline is a special deadline that applies to participants (and other account holders) in the 401(k) Plan (notwithstanding the Expiration Date set forth in this prospectus for subscription rights holders generally) and solely with respect to the shares of our Common Stock held through the 401(k) Plan as of the Record Date. Any subscription rights credited to your 401(k) Plan account will expire unless they are properly exercised by the 401(k) Deadline. If you elect to exercise subscription rights in your 401(k) Plan account, you must also ensure that you indicated on your 401(k) Plan Participant Election Form a sufficient amount of your current investment in the Morley Stable Value Fund in your 401(k) Plan account to be liquidated in full satisfaction of your subscription payment. If the amount of funds in your 401(k) Plan account that are invested in the Morley Stable Value Fund do not equal or exceed the purchase price of the shares of common stock that you have elected to purchase in the Rights Offering, the subscription rights held by your 401(k) Plan account will be exercised to the fullest extent possible based on the cash value of your 401(k) Plan account invested in the Morley Stable Value Fund. For additional information, see “The Rights Offering—Special Instructions for Participants in Our 401(k) Plan.”

Our 401(k) Plan, which is receiving subscription rights, is not permitted to acquire, hold or dispose of subscription rights or warrants absent an exemption from the DOL.

The 401(k) Plan is receiving subscription rights with respect to the shares of common stock held by the 401(k) Plan on behalf of the participants (and other account holders) as of the record date even though 401(k) plans and other plans subject to ERISA, such as ours, are not permitted under ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), to acquire, hold or dispose of subscription rights absent an exemption from the DOL. We are submitting a request to the DOL that an exemption be granted on a retroactive basis, effective to the commencement of the Rights Offering, with respect to the acquisition, holding and exercise of the subscription rights by the 401(k) Plan and its participants (and other account holders);

however, the DOL may deny our exemption application. If our exemption request is denied by the DOL, the DOL may require us to take appropriate remedial action and the IRS and DOL could impose certain taxes and penalties on us.

You may not be able to resell any shares of our common stock that you purchase pursuant to the exercise of subscription rights immediately upon expiration of the subscription rights offering period or be able to sell your shares at a price equal to or greater than the subscription price.

If you exercise your subscription rights, you may not be able to resell the common stock purchased by exercising your subscription rights until your account has been credited with those shares. Moreover, you will have no rights as a stockholder of the shares you purchased in the rights offering until we issue the shares to you. Although we will endeavor to issue the shares as soon as practicable after expiration of the rights offering, there may be a delay between the expiration date of the rights offering and the time that the shares are issued. In addition, we cannot assure you that, following the exercise of your subscription rights, you will be able to sell your shares of common stock at a price equal to or greater than the subscription price or at all.

Because we do not have any formal commitments from any of our stockholders to participate in the rights offering and because no minimum subscription is required, we cannot assure you of the amount of proceeds, if any, that we will receive from the rights offering.

We do not have any formal commitments from any of our stockholders to participate in the rights offering and there is no minimum subscription required. We cannot assure you that any of our stockholders will exercise all or any part of their subscription rights. Therefore, we cannot assure you of the amount of proceeds that we will receive in the rights offering. If our stockholders subscribe for fewer shares of our common stock than anticipated, the net proceeds we receive from the rights offering could be reduced and we could incur damage to our reputation.

We have broad discretion in the use of proceeds of the stock offering.

Other than an investment in Advantage, we have not designated the anticipated net proceeds of the stock offering for specific uses. Accordingly, our management will have considerable discretion in the application of the net proceeds of the stock offering and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. See “Use of Proceeds.”

Risks Related to Our Business

We expect to continue to be subject to restrictions and conditions of the MOU, Written Agreement and Consent Order. As a result, we have incurred and expect to continue to incur significant additional regulatory compliance expenses that will negatively affect our results of operations.

Camco and the Bank continue to be under the conditions of the MOU, FRB Written Agreement and Consent Order as a result of various regulatory concerns. Camco has incurred and expects to continue to incur significant additional regulatory compliance expense in connection with these directives and will incur ongoing expenses attributable to compliance with their terms. Although Camco does not expect it, it is possible regulatory compliance expenses related to the directives could have a materially adverse impact on us in the future.

Our capital levels currently do not comply with the higher capital requirements required by the Consent Order and this rights offering will not result in us meeting those requirements.

Under the Consent Order, the FDIC and the Division required the Bank to raise its Tier 1 Leverage Capital ratio to 9% and its total Risk – Based Capital ratio to 12% by March 31, 2012. As of June 30, 2012, the Bank needed approximately $19.7 million in additional capital based on assets at such date to meet these requirements. We currently do not have any capital available to invest in the Bank. This rights offering is designed to raise additional capital, but, even if we sell all $10,000,000 of common stock, Camco’s Tier 1 Leverage Ratio is only expected to be 7.65% and the total Risk – Based Capital ratio is only expected to be 11.21%. As a result, there is no assurance that we will not need to raise additional capital in the near future. Moreover, any further increases to our allowance for loan losses, additional deterioration of our real estate owned portfolio and operating losses would negatively impact our capital levels and make it more difficult to achieve the capital level directed by the FDIC and the Division. Based on our failure to meet the required capital levels, the FDIC or the Division could take additional enforcement action against us.

In addition to the Consent Order, the FRB Written Agreement and the MOU, governmental regulation and regulatory actions against us may further impair our operations or restrict our growth.

In addition to the requirements of the Consent Order, the FRB written agreement and the MOU, Camco is subject to significant governmental supervision and regulation. These regulations are intended primarily for the protection of depositors’ funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. Statutes and regulations affecting our business may be changed at any time and the interpretation of these statutes and regulations by examining authorities may also change.

There can be no assurance that such changes to the statutes and regulations or to their interpretation will not adversely affect our business. Such changes could subject us to additional costs, limit the types of financial services and products Camco may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things.

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry within the United States. There are a number of reform provisions that are likely to significantly impact the ways in which banks and bank holding companies, including Camco and Advantage, do business. For example, the Dodd-Frank Act changes the assessment base for federal deposit insurance premiums by modifying the deposit insurance assessment base calculation to equal a depository institution’s consolidated assets less tangible capital and permanently increases the standard maximum amount of deposit insurance per customer to $250,000 and non-interest bearing transaction accounts will have unlimited deposit insurance through December 31, 2012. The Dodd-Frank Act creates the Consumer Financial Protection Bureau as a new agency empowered to promulgate new and revise existing consumer protection regulations which may limit certain consumer fees or otherwise significantly change fee practices. The Dodd-Frank Act also imposes more stringent capital requirements on bank holding companies by, among other things, imposing leverage ratios on bank holding companies and prohibiting new trust preferred issuances from counting as Tier I capital. The Dodd-Frank Act also repeals the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts. Other significant changes from provisions of the Dodd-Frank Act include, but are not limited to: (i) changes to rules relating to debit card interchange fees; (ii) new comprehensive regulation of the over-the counter derivatives market; (iii) reform related to the regulation of credit rating agencies; (iv) restrictions on the ability of banks to sponsor or invest in private equity or hedge funds; and (v) the implementation of a number of new corporate governance provisions, including, but not limited to, requiring companies to “claw back” incentive compensation under certain circumstances, providing stockholders the opportunity to cast a non-binding vote on executive compensation, new executive compensation disclosure requirements and considerations regarding the independence of compensation advisors.

Many provisions of the Dodd-Frank Act have not been implemented and will require interpretation and rule making by federal regulators. Camco is closely monitoring all relevant sections of the Dodd-Frank Act to ensure continued compliance with laws and regulations. While the ultimate effect of the Dodd-Frank Act on Camco cannot currently be determined, the law and its implementing rules and regulations are likely to result in increased compliance costs and fees paid to regulators, along with possible restrictions on our operations, all of which may have a material adverse effect on Camco’s operating results and financial condition.

We may not be able to attract and retain skilled people.

Our success depends in large part on our ability to attract and retain key people. There are a limited number of qualified persons in our market area with the knowledge and experience required to successfully implement our recovery plan. At this time, new senior executives are required to be approved by our regulators. Suitable candidates for positions may decline to consider employment with the Company given its financial condition and the current regulatory environment. In addition, it may be difficult for us to offer compensation packages that would be sufficient to convince candidates that are acceptable to our regulators and meet our requirements to agree to become our employee and/or relocate. Our financial condition and the existing uncertainties may result in existing employees seeking positions at other companies where these issues are not present. The unexpected loss of services of other key personnel could have a material adverse impact on our business because of a loss of their skills, knowledge of our market and years of industry experience. If Camco is not able to promptly recruit qualified personnel, which Camco requires to conduct our operations, our business and our ability to successfully implement our recovery plan could be affected.

We have a relatively high percentage of non-performing loans and classified assets relative to our total assets. If our allowance for loan losses is not sufficient to cover our actual loan losses, our ability to become profitable will be adversely affected.

At June 30, 2012, our non-performing loans totaled $23.7 million, representing 3.9% of total loans and 3.1% of total assets. In addition, loans which management has classified as either substandard, doubtful or loss totaled $14.7 million, representing 2.4% of total loans and 1.9% of total assets. At June 30, 2012, our allowance for loan losses was $14.2 million, representing 60.0% of non-performing loans. In the event our loan customers do not repay their loans according to their terms and the collateral securing the payment of these loans is insufficient to pay any remaining loan balance, Camco may experience significant loan losses, which could have a materially adverse effect on our operating results. Camco makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, Camco reviews loans and our loss and delinquency experience, and evaluates economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover probable losses in our loan portfolio, resulting in additions to our allowance. The additions to our allowance for loan losses would be made through increased provision for loan losses, which would reduce our income.

Since 2008, our loan quality has been negatively impacted by deteriorating conditions within the commercial real estate market and economy as a whole, which has caused declines in commercial real estate values and deterioration in financial condition of various commercial borrowers. Additionally, increases in delinquent real estate mortgage loans have occurred as a result of deteriorating economic conditions and a decline in the housing market across our geographic footprint that reflected declining home prices and increasing inventories of houses for sale. These conditions have led Camco to downgrade the loan quality ratings on various commercial real estate loans through its normal loan review process. In addition, several impaired loans have become under-collateralized due to reductions in the estimated net realizable fair value of the underlying collateral. As a result, Camco’s provision for loans losses, net charge-offs and nonperforming loans in recent quarters have continued to be higher than historical levels. The additional provisions for loan losses in this period were largely attributed to the aforementioned issues.

Bank regulators periodically review Advantage’s allowance for loan losses and may require it to increase the allowance for loan losses. Any increase in the allowance for loan losses as required by these regulatory authorities could have a material adverse effect on Camco’s results of operations and financial condition.

The recent repeal of federal prohibitions on payment of interest on demand deposits could increase our interest expense.

All federal prohibitions on the ability of financial institutions to pay interest on corporate checking accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions could have commenced offering interest on demand deposits to compete for clients. Camco does not yet know what interest rates other institutions may offer. Camco’s interest expense will increase and its net interest margin will decrease if Camco begins offering interest on demand deposits to attract new customers or maintain current customers, which could have a material adverse effect on Camco’s business, financial condition and results of operation.

We are subject to examinations and challenges by tax authorities.

In the normal course of business, Camco and its subsidiaries, are routinely subject to examinations from federal and state tax authorities regarding the amount of taxes due in connection with investments made and the businesses in which Camco has engaged. Recently, federal and state tax authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. Currently, Camco’s 2009 tax year is being audited by the Internal Revenue Service. If any challenges are made and are not resolved in Camco’s favor, it could have a material adverse effect on Camco’s financial condition and results of operations.

A large percentage of our loans are collateralized by real estate, and continued deterioration in the real estate market may result in additional losses and adversely affect our financial results.

Our results of operations have been, and in future periods will continue to be significantly impacted by the economy in Ohio, and to a lesser extent, other markets Camco is exposed to, including Kentucky and West Virginia.

Deterioration of the economic environment Camco is exposed to, including a continued decline or worsening declines in the real estate market and single-family home re-sales or a material external shock, may significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In the event of a default with respect to any of these loans, amounts received upon sale of the collateral may be insufficient to recover outstanding principal and interest on the loan. Over the past three years, material declines in the value of the real estate assets securing many of our commercial real estate loans has led to significant credit losses in this portfolio. Because of our high concentration of loans secured by real estate (the majority of which were originated several years ago), it is possible that Camco will continue to experience some level of credit losses and high provisions even if the overall real estate market stabilizes or improves due to the continuing uncertainty surrounding many of the specific real estate assets securing our loans and the weakened financial condition of some of our commercial real estate borrowers and guarantors.

The same deterioration noted above can affect our real estate owned portfolio and if the economic environment continues to decline or worsen it could significantly impair the value of the portfolio and our ability to sell the properties in a timely manner.

Difficult economic conditions and market volatility have adversely impacted the banking industry and financial markets generally and may significantly affect our business, financial condition, or results of operation.

The continued deteriorating economic conditions in our markets may negatively affect the Corporation. Falling home prices and increasing foreclosures; unemployment and underemployment have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions. The resulting write-downs to assets of financial institutions have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to seek government assistance or bankruptcy protection.

Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including to other financial institutions because of concern about the stability of the financial markets and the strength of counterparties. It is difficult to predict how long these economic conditions will exist, which of our markets, products or other businesses will ultimately be affected, and whether management’s actions will effectively mitigate these external factors. Accordingly, the resulting lack of available credit, lack of confidence in the financial sector, decreased consumer confidence, increased volatility in the financial markets and reduced business activity could materially and adversely affect Camco’s business, financial condition and results of operations.

As a result of the challenges presented by economic conditions, Camco may face the following risks in connection with these events:

•

Inability of borrowers to make timely repayments of their loans, or decreases in value of real estate collateral securing the payment of such loans resulting in significant credit losses, which could result in increased delinquencies, foreclosures and customer bankruptcies, any of which could have a material adverse effect on our operating results.

•

Increased regulation of the financial services industry, including heightened legal standards and regulatory requirements or expectations. Compliance with such regulation will likely increase costs and may limit Camco’s ability to pursue business opportunities.

•

Further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may result in an inability to borrow on favorable terms or at all from other financial institutions.

•

Increased competition among financial services companies due to the recent consolidation of certain competing financial institutions and the conversion of certain investment banks to bank holding companies, which may adversely affect Camco’s ability to market our products and services.

Volatility in the economy may negatively impact the fair value of our stock.

The market price for Camco’s common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future, including:

•	announcements of developments related to our business;

•	fluctuations in our results of operations;

•	sales of substantial amounts of our securities into the marketplace;

•	general conditions in our markets or the worldwide economy;

•	a shortfall in revenues or earnings compared to securities analysts’ expectations;

•	our inability to pay cash dividends

•	changes in analysts’ recommendations or projections; and

•	our announcement of other projects.

Changes in interest rates could adversely affect our financial condition and results of operations.

Our results of operations depend substantially on our net interest income, which is the difference between (i) interest income on interest-earning assets, principally loans and investment securities, and (ii) interest expense on deposit accounts and borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions, inflation, recession, unemployment, money supply and the policies of various governmental and regulatory authorities. While Camco has taken measures intended to manage the risks of operating in a changing interest rate environment, there can be no assurance that these measures will be effective in avoiding undue interest rate risk.

Increases in interest rates can affect the value of loans and other assets, including our ability to realize gains on the sale of assets. Camco originates loans for sale and for our portfolio. Increasing interest rates may reduce the volume of origination of loans for sale and consequently the volume of fee income earned on such sales. Further, increasing interest rates may adversely affect the ability of borrowers to pay the principal or interest on loans and leases, resulting in an increase in non-performing assets and a reduction of income recognized.

In contrast, decreasing interest rates have the effect of causing clients to refinance mortgage loans faster than anticipated. This causes the value of assets related to the servicing rights on loans sold to be lower than originally anticipated. If this happens, Camco may need to write down the value of our servicing assets faster, which would accelerate our expenses and lower our earnings.

We rely, in part, on external financing to fund its operations and the availability of such funds in the future could adversely impact its growth strategy and prospects.

The Bank relies on deposits, advances from the FHLB and other borrowings to fund its operations. The Company also has previously issued subordinated debentures to raise additional capital to fund its operations. Although the Company considers such sources of funds adequate for its current capital needs, the Company may seek additional debt or equity capital in the future to achieve its long-term business objectives. The sale of equity or convertible debt securities in the future may be dilutive to the Company stockholders, and debt refinancing arrangements may require the Company to pledge some of its assets and enter into covenants that would restrict its ability to incur further indebtedness. Additional financing sources, if sought, might be unavailable to Camco or, if available, could be on terms unfavorable to it. If additional financing sources are unavailable, not available on reasonable terms or the Company is unable to obtain any required regulatory approval for additional debt, the Company’s growth strategy and future prospects could be adversely impacted.

Credit risks could adversely affect our results of operations.

There are inherent risks associated with our lending activities, including credit risk, which is the risk that borrowers may not repay outstanding loans or that the value of the collateral securing loans may decrease. Camco extends credit to a variety of customers based on internally set standards and judgment. Camco attempts to manage credit risk through a program of underwriting standards, the review of certain credit decisions and an on-going process of assessment of the quality of the credit already extended. However, conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may increase our credit risk. Such adverse changes in the economy may have a negative impact on the ability of borrowers to repay their loans. Because Camco has a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral. In addition, substantially all of our loans are to individuals and businesses in Ohio. Consequently, any decline in the economy of this market area could have a materially adverse effect on our financial condition and results of operations.

We operate in extremely competitive markets, and our business will suffer if we are unable to compete effectively.

In our market area, Camco encounters significant competition from other commercial banks, savings associations, savings banks, insurance companies, consumer finance companies, credit unions, other lenders and with the issuers of commercial paper and other securities, such as shares in money market mutual funds. The increasingly competitive environment is a result primarily of changes in regulation and the accelerating pace of consolidation among financial service providers. Many of our competitors have substantially greater resources and lending limits than Camco does and may offer services that Camco does not or cannot provide.

Our ability to pay cash dividends is subject to prior FRB approval.

The MOU prohibits Camco from paying dividends without the FRB’s prior approval. Camco does not know how long this restriction will remain in place. Even if Camco is permitted to pay a dividend, Camco is dependent primarily upon the earnings of our operating subsidiaries for funds to pay dividends on our common stock. The payment of dividends by our subsidiaries is subject to certain regulatory restrictions. Currently, Advantage is prohibited from paying any dividends to Camco without the prior approval of the FDIC and the Division. In addition, federal law generally prohibits a depository institution from making any capital distributions (including payment of a dividend) to its parent holding company if the depository institution would thereafter and or continue to be undercapitalized. As a result, any payment of dividends in the future by Camco will be dependent, in large part, on our subsidiaries’ ability to satisfy these regulatory restrictions and our subsidiaries’ earnings, capital requirements, financial condition and other factors.

The preparation of financial statements requires management to make estimates about matters that are inherently uncertain.

Management’s accounting policies and methods are fundamental to how Camco records and reports our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods in order to ensure that they comply with generally accepted accounting principles and reflect management’s judgment as to the most appropriate manner in which to record and report our financial condition and results of operations. The most critical estimates are the level of the allowance of loan losses, the valuation of mortgage servicing rights, other real estate owned valuation and the valuation allowance on the deferred tax asset. Due to the inherent nature of these estimates, Camco cannot provide absolute assurance that it will not significantly increase the allowance for loan losses or sustain loan losses that are higher than the provided allowance, nor that it will not recognize a significant provision for the impairment of mortgage servicing rights.

Our organizational documents may have the effect of discouraging a third party from acquiring us.

Our certificate of incorporation and bylaws contain provisions that make it more difficult for a third party to gain control over or acquire us. These provisions also could discourage proxy contests and may make it more difficult for dissident stockholders to elect representatives as directors and take other corporate actions. These provisions of our governing documents may have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our stockholders.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing parties to utilize alternative methods to complete financial transactions that historically have involved banks. For example, consumers can now maintain funds in brokerage accounts or mutual funds that would have historically been held as bank deposits. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

We may be named as a defendant from time to time in a variety of litigation and other actions.

Camco or one of its subsidiaries may be named as a defendant from time to time in a variety of litigation arising in the ordinary course of their respective businesses. Such litigation is normally covered by errors and omissions or other appropriate insurance. However, significant litigation could cause Camco to devote substantial time and resources to defending its business or result in judgments or settlements that exceed insurance coverage, which could have a material adverse effect on Camco’s financial condition and results of operation. Further, any claims asserted against Camco, regardless of merit or eventual outcome may harm Camco’s reputation and result in loss of business. In addition, Camco may not be able to obtain new or different insurance coverage, or adequate replacement policies with acceptable terms.

Our allowance for loan losses may not be adequate to cover actual losses.

The Company maintains an allowance for loan losses to provide for loan defaults and non-performance. The Company’s allowance for loan losses may not be adequate to cover actual loan losses and future provisions for loan losses could materially and adversely affect the Company’s operating results. The Company’s allowance for loan losses is based on its historical loss experience, as well as an evaluation of the risks associated with its loans held for investment. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the Company’s control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review the Company’s loans and allowance for loan losses. While the Company believes that its allowance for loan losses is adequate to cover current losses, Camco could need to increase its allowance for loan losses or regulators could require it to increase this allowance. Either of these occurrences could materially and adversely affect Camco’s earnings and profitability.

Our ability to use net operating loss carry forwards to reduce future tax payments may be limited or restricted.

Camco has generated net operating losses (“NOLs”) as a result of our recent losses. Camco generally is able to carry NOLs forward to reduce taxable income in future years. However, our ability to utilize the NOLs is subject to the rules of Section 382 of the Code. Section 382 generally restricts the use of NOLs after an “ownership change.” An ownership change generally occurs if, among other things, the stockholders (or specified groups of stockholders) who own or have owned, (directly, indirectly, or constructively under Section 382 and the Treasury regulations) 5% or more of a corporation’s common stock or are otherwise treated as 5% stockholders under Section 382 and the Treasury regulations caused an increase in their aggregate percentage ownership of that corporation’s stock by more than 50 percentage points over the lowest percentage of the stock owned by these stockholders over a three-year rolling period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry forwards. This annual limitation is generally equal to the product of the value of the corporation’s stock on the date of the ownership, multiplied by the long-term tax-exempt rate published monthly by the Internal Revenue Service. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry forwards.

Camco does not anticipate that the rights offering will cause an “ownership change” within the meaning of Section 382. In order to reduce the likelihood that future transactions in our common shares will result in an ownership change, Camco could adopt a Tax Benefits Preservation Plan, which provides an economic disincentive for any person or group to become an owner, for relevant tax purposes, of 4.99% or more of our common shares. However, Camco cannot ensure that our ability to use our NOLs to offset income will not become limited in the future. As a result, Camco could pay taxes earlier and in larger amounts than would be the case if our NOLs were available to reduce our federal income taxes without restriction.

Camco is currently in the process of an Internal Revenue Service audit for tax year 2009, which has a potential risk for financial statement impact.

A material breach in our security systems may have a significant effect on our business and reputation.

Camco collects processes and stores sensitive consumer data by utilizing computer systems and telecommunications networks operated by both Camco and third party service providers. Camco has security and backup and recovery systems in place, as well as a business continuity plan, to ensure the computer systems will not be inoperable, to the extent possible. Camco also has security to prevent unauthorized access to the computer systems and requires its third party service providers to maintain similar controls. However, management cannot be certain that these measures will be successful. A security breach of the computer systems and loss of confidential information, such as customer account numbers and related information could result in a loss of customers’ confidence and, thus, loss of business.

Risks Related to Ownership of Our Common Stock

Although publicly traded, our common stock has substantially less liquidity than the average liquidity of stocks listed on the NASDAQ Global Market.

Although our common stock is listed for trading on the NASDAQ Global Market, our common stock has substantially less liquidity than the average liquidity for companies listed on the NASDAQ Global Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This marketplace depends on the individual decisions of investors and general economic and market conditions over which we have no control. This limited market may affect your ability to sell your shares on short notice, and the sale of a large number of shares at one time could temporarily depress the market price of our common stock. For these reasons, our common stock should not be viewed as a short-term investment.

The market price of our common stock may fluctuate in the future, and this volatility may be unrelated to our performance. General market price declines or overall market swings in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Our ability to pay cash dividends is subject to prior FRB approval.

The MOU prohibits the Company from paying dividends without the FRB’s prior approval. Camco does not know how long this restriction will remain in place. Even if Camco is permitted to pay a dividend, Camco is dependent primarily upon the earnings of Advantage for funds to pay dividends on our common stock. The payment of dividends by Advantage is subject to certain regulatory restrictions. Currently, Advantage is prohibited from paying any dividends to Camco without the prior approval of the FDIC and the Division. In addition, federal law generally prohibits a depository institution from making any capital distributions (including payment of a dividend) to its parent holding company if the depository institution would thereafter and or continue to be undercapitalized. As a result, any payment of dividends in the future by Camco will be dependent, in large part, on Advantage’s ability to satisfy these regulatory restrictions and our subsidiaries’ earnings, capital requirements, financial condition and other factors.

We may issue additional shares of common stock or convertible securities that will dilute the percentage ownership interest of existing stockholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

Our authorized capital includes 29,900,000 shares of common stock and 100,000 shares of preferred stock. As of September 21, 2012, we had 7,468,087 shares of common stock and no shares of preferred stock outstanding we will issue up to 5,714,286 additional shares of common stock in this rights offering and up to 2,857,143 additional shares through the exercise of warrants issued in the rights offering, and we have reserved for issuance 581,888 shares of common stock underlying options that are exercisable at an average price of $4.62 per share. In addition, as of September 21, 2012 we had the ability to issue 411,346 shares of common stock pursuant to options and restricted stock that may be granted in the future under our existing equity compensation plans. Although we presently do not have any intention of issuing additional common stock (other than pursuant to our equity compensation plans and the exercise of warrants issued in this rights offering), we may do so in the future in order to meet our capital needs and regulatory requirements, and we will be able to do so without stockholder approval. Subject to applicable NASDAQ Listing Rules, our Board of Directors generally has the authority, without action by or vote of the stockholders, to issue all or part of any authorized but unissued shares of common stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. We may seek additional equity capital in the future as we develop our business and expand our operations. Any issuance of additional shares of common stock or convertible securities will dilute the percentage ownership interest of our stockholders and may dilute the book value per share of our common stock.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, our stockholders may lose some or all of their investment in our common stock.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma consolidated balance sheet table for June 30, 2012, and the pro forma income statement and earnings per share table for the fiscal year ended December 31, 2011 presented below have been prepared by management to illustrate the impact of the rights offering pursuant to which stockholders of the Company are entitled to purchase up to 5,714,286 shares of common stock at a subscription price of $1.75 per share.

Consolidated Pro Forma Balance Sheet

(Unaudited)

The following table presents the Company’s unaudited pro forma consolidated balance sheet adjusted for a fully subscribed rights offering for the periods shown. The pro forma consolidated balance sheet as of June 30, 2012 assumes that the foregoing transactions occurred on June 30, 2012.

	June 30, 2012	Adjustments for Rights Offering			June 30, 2012
	($ in Thousands)
ASSETS	(as Reported )				(Pro Forma)
Cash and due from banks	$15,460	$			$15,460
Interest-bearing deposits in other financial institutions	12,700		9,361	(1)	22,061

Cash and cash equivalents	28,160		9,361		37,521
Securities available for sale, at market	72,430				72,430
Securities held to maturity, at cost	2,917				2,917
Loans held for sale - at lower of cost or fair value	2,532				2,532
Loans receivable – net	599,605				599,605
Office premises and equipment – net	8,365				8,365
Real estate acquired through foreclosure	11,966				11,966
Federal Home Loan Bank stock - at cost	9,888				9,888
Accrued interest receivable	2,717				2,717
Mortgage servicing rights – at lower of cost or market	3,302				3,302
Prepaid expenses and other assets	4,806				4,806
Cash surrender value of life insurance	20,228				20,228

Total assets	$766,916		$9,361		$776,277

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits	$638,516				$638,516
Advances from the Federal Home Loan Bank	58,445				58,445
Other borrowings	10,755				10,755
Advances by borrowers for taxes and insurance	869				869
Accounts payable and accrued liabilities	11,555				11,555

Total liabilities	720,140		—		720,140

Stockholders’ equity:
Preferred stock - $1 par value; authorized 100,000 shares; no shares outstanding
Common stock - $1 par value	9,147		5,714	(1)	14,861
Unearned compensation	(492)				(492)
Additional paid-in capital	60,954		3,647		64,601
Retained earnings	1,245				1,245
Accumulated other comprehensive income net of related tax effects	36				36
Treasury stock - shares at June 30, 2012, at cost	(24,114)				(24,114)

Total stockholders’ equity	46,776		9,361		56,137

Total liabilities and stockholders’ equity	$766,916		$9,361		766,277

(1)	Adjustment reflects net cash proceeds received by the Company as a result of the rights offering as follows:

Proceeds from the rights offering	$10,000
Estimated transaction costs from rights offering	(639)

$9,361

Pro Forma Income Statement and Earnings Per Share

(Unaudited)

The following table presents the Company’s unaudited pro forma income statement and earnings per share adjusted for the pro forma impacts of a fully subscribed rights offering for the year ended December 31, 2011. Pro forma earnings per share assume that the Company completed the rights offering on January 1, 2011.

	Year Ended December 31, 2011	Adjustments for Rights Offering		Year Ended December 31, 2011
	($ in Thousands)
Interest and dividend income	(as reported)			(Pro Forma)
Loans	$34,956			$34,956
Investment securities	578			578
Other interest-bearing accounts	703			703

Total interest income	36,237			36,237
Interest expense
Deposits	7,481			7,481
Borrowings	2,893			2,893

Total interest expense	10,374			10,374

Net interest income	25,863			25,863
Provision for losses on loans	2,279			2,279

Net interest income after provision for losses on loans	23,584			23,584
Other income
Rent and other	933			933
Title fees	170			170
Loan servicing fees	1,195			1,195
Gain on sale of loans	506			506
Mortgage servicing rights – net	(578)			(578)
Service charges and other fees on deposits	2,110			2,110
Gain on sale of investment securities	1,267			1,267
Gain on sale of premises and equipment	15			15
Income on cash surrender value life insurance	880			880

Total other income	6,498			6,498
General, administrative and other expense
Employee compensation and benefits	12,337			12,337
Occupancy and equipment	2,940			2,940
Federal deposit insurance premiums	1,986			1,986
Data processing	1,111			1,111
Advertising	363			363
Franchise taxes	668			668
Postage, supplies and office expenses	984			984
Travel, training and insurance	253			253
Professional services	1,454			1,454
Transaction processing	756			756
Real estate owned and other expenses	4,896			4,896
Loan expenses	1,576			1,576

Total general, administrative and other expense	29,324			29,324

Earnings before federal income taxes	758			758
Total federal income taxes	544			544

NET EARNINGS	$214			$214

EARNINGS PER SHARE

Basic	$0.03			$0.02

Diluted	$0.03			$0.02

Weighted average shares:

Basic	7,205,595	5,976,785	(1)	13,182,380

Fully diluted	7,205,595	5,976,785		13,182,380

(1)	In March 2012 the Company granted 262,500 shares of restricted stock awards with an impact to unearned/deferred compensation of $625,000 and additional paid in capital of $362,500. At June 30, 2012, there was approximately $458,000 of compensation cost that has not yet been recognized related to restricted stock awards.

USE OF PROCEEDS

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the stock offering will be until the stock offering is completed, we estimate that the aggregate net proceeds from the stock offering, after deducting estimated offering expenses, will be approximately $9.36 million. Subject to the FRB’s approval of or non-objection to the capital plan and business plan we have adopted, we intend to invest substantially all of the net proceeds in Advantage to improve its regulatory capital position and to retain the remainder of the net proceeds. The net proceeds we retain may be used for general corporate purposes. Other than an investment in Advantage, we currently have no arrangements or understandings regarding any specific use of proceeds.

The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses will increase if shares of common stock not purchased in the rights offering are sold in the public offering of shares.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2012 and as adjusted to reflect the sale of an assumed 5,714,286 shares of our common stock at the subscription price of $1.75 per share and the receipt of the net proceeds from the rights offering after deducting estimated offering expenses in the amount of $639,000. The table does not reflect the use of proceeds from the rights offering. The information presented in the table below should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus.

	Actual as of June 30, 2012	As Adjusted for Rights Offering
	($ in Thousands, except per share data)
STOCKHOLDERS’ EQUITY:
Preferred stock, $1 par value; 100,000 shares authorized; no shares issued or outstanding as of June 30, 2012	—	—
Common stock, $1 par value; 29,900,000 shares authorized; 9,147,000 shares issued and 14,861,285 shares outstanding as of June 30, 2012 as adjusted for rights offering respectively	$9,147	$14,861
Unearned compensation	(492)	(492)
Additional paid-in capital	60,954	64,601
Retained earnings	1,245	1,245
Accumulated other comprehensive income net of related tax effects	36	36
Treasury stock; 1,678,913 shares, at cost	(24,114)	(24,114)

Total stockholders’ equity	46,776	56,137

Total liabilities and stockholders’ equity	$766,916	$776,277

Tangible book value per share	$6.26	$4.26

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed and traded on the NASDAQ Global Market under the symbol “CAFI.” We had 7,468,087 shares of common stock outstanding and approximately 2,689 holders of record of the common stock at September 21, 2012. On September 21, 2012, the most recent practicable date before the date of this prospectus, the closing price of our common stock as reported on the NASDAQ Global Market was $2.28 per share.

The table below sets forth the high and low daily closing price for the common stock of Camco, together with the dividends declared per share of common stock for the periods indicated.

	Close Price		Cash Dividends
	High	Low	Declared
Fiscal Year Ending December 31, 2012
First Quarter	$2.80	$1.27	$0.00
Second Quarter	2.70	2.01	0.00

Fiscal Year Ending December 31, 2011
First Quarter	$2.41	$1.65	$0.00
Second Quarter	2.00	1.56	0.00
Third Quarter	1.90	1.18	0.00
Fourth Quarter	1.48	1.10	0.00

Fiscal Year Ended December 31, 2010
First Quarter	$3.40	$1.91	$0.00
Second Quarter	3.70	2.51	0.00
Third Quarter	2.39	1.70	0.00
Fourth Quarter	2.19	1.17	0.00

The foregoing table shows only historical comparisons. These comparisons may not provide meaningful information to you in determining whether to purchase common stock. You are urged to obtain current market quotations for our common stock and to review carefully the other information contained in this prospectus.

Any future determination to pay dividends will be at the discretion of our board of directors, subject to applicable limitations under Delaware law and restrictions imposed by our regulators, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

Agreements entered into between Camco and the FRB require us to, among other things, obtain the prior written approval of the FRB prior to (i) declaring or paying any dividends to our stockholders; (ii) receiving dividends or any other form of payment representing a reduction in capital from Advantage; or (iii) repurchasing any Camco stock.

Our primary source of funds for the payment of dividends is dividends from Advantage. The Consent Order entered into by Advantage with the FDIC and the Division requires Advantage to, among other things, seek regulatory approval prior to declaring or paying any cash dividend. We do not believe that such regulatory approval is likely in the foreseeable future. As a result, our payment of dividends in 2012 and beyond is uncertain.

THE RIGHTS OFFERING

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common stock on the record date. If you hold your shares in a brokerage account or through a broker, dealer, custodian bank or other nominee, please also refer to “— Method of Exercising Subscription Rights — Subscription by Beneficial Owners”. If you hold shares through your 401(k) Plan account, please refer to “—Special Instructions for Participants in Our 401(k) Plan” below.

The Subscription Rights

We are distributing to holders of shares of our common stock as of 5:00 p.m., Eastern Time, on July 29, 2012, which is the record date for the rights offering, at no charge, non-transferable subscription rights to purchase shares of our common stock at $1.75 per share. Each holder of record of our common stock will receive one subscription right for each share of our common stock owned by such holder as of 5:00 p.m., Eastern Time, on July 29, 2012. Each subscription right entitles the holder to a basic subscription privilege and an over-subscription privilege. The subscription rights entitle the holders of our common stock to purchase an aggregate of 5,714,286 shares of our common stock for an aggregate purchase price of $10.0 million. The shares to be issued in the rights offering, like our existing shares of common stock, will be traded on the NASDAQ Global Market under the symbol “CAFI.”

Basic Subscription Privilege. The basic subscription privilege of each subscription right provides the holder of the subscription right the opportunity to purchase one share of our common stock, subject to delivery of the required documents and payment of the subscription price of $1.75 per share, prior to the expiration of the rights offering. You may exercise all or a portion of your basic subscription privilege or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription privilege, you will not be entitled to purchase shares under your oversubscription privilege. It is possible that the requests for exercise of subscription rights in the basic subscription privilege will exceed the number of shares of common stock available to be purchased pursuant to the basic subscription privilege. If this occurs, we will allocate the available shares of common stock among stockholders who subscribed by multiplying the number of shares requested by each stockholder through the exercise of their basic subscription privileges by a fraction equal to (i) the number of shares available to be issued through the rights offering divided by (ii) the total number of shares requested by all subscribers through the exercise of their basic subscription privileges.

Over-Subscription Privilege. In the event that you purchase all of the shares of common stock available to you pursuant to your basic subscription privilege, you may also choose to purchase a portion of any shares of our common stock that are not purchased by other stockholders through the exercise of their basic subscription privileges. If sufficient shares of common stock are available, we will seek to honor the oversubscription requests in full. If, however, over-subscription requests exceed the number of shares of common stock available to be purchased pursuant to the over-subscription privilege, we will allocate the available shares of common stock among stockholders who over-subscribed by multiplying the number of shares requested by each stockholder through the exercise of their over-subscription privileges by a fraction equal to (i) the number of shares available to be issued through over-subscription privileges divided by (ii) the total number of shares requested by all subscribers through the exercise of their over-subscription privileges. We will not issue fractional shares through the exercise of over-subscription privileges.

In order to properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege at the time you deliver payment related to your basic subscription privilege. Because we will not know the actual number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock that may be available to you. For that calculation, you must assume that no stockholder other than you will subscribe for any shares of our common stock pursuant to their basic subscription privilege.

We can provide no assurances that you will be able to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full. We will not be able to satisfy any orders for shares pursuant to the over-subscription privilege if all of our stockholders exercise their basic subscription privileges in full. We can only honor an over-subscription privilege to the extent sufficient shares of our common stock are available following the exercise of subscription rights under the basic subscription privileges.

To the extent the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege is less than the amount you paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed shares actually available to you, and any excess subscription payments will be returned to you promptly, without interest or penalty.

To the extent the amount you paid in connection with the exercise of the over-subscription privilege is less than the aggregate subscription price of the actual number of unsubscribed shares available to you pursuant to the over-subscription privilege, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the over-subscription privilege.

Public Offering of Remaining Shares

In the event all or any portion of the subscription rights are not exercised by the holders of common stock prior to the expiration of the rights offering, we may offer all or a portion of those remaining shares of common stock to the public at $1.75 per share in a best efforts offering.

Warrants

All purchasers of common stock in the stock offering will receive, without additional charge, a warrant to purchase one additional share of common stock for each two shares purchased. The warrants will exercisable for five years from the completion of the stock offering at an exercise price of $2.10 per share. The exercise price will be payable only by cash or check. The warrants will not be transferrable, no fractional warrants will be issued and the number of warrants issued will be rounded down. By way of example, a purchaser purchasing two shares of common stock also will receive one warrant and a purchaser purchasing three shares of common stock will receive one warrant, while a purchaser purchasing four shares of common stock will receive two warrants. The number of shares for which warrants may be exercised and the exercise price applicable to the warrants will be proportionately adjusted in the event that we pay stock dividends or make distributions of our common stock, or subdivide, combine or reclassify outstanding shares of our common stock such as in a stock split or reverse stock split.

Reasons for the Stock Offering

We are engaging in the stock offering to raise equity capital to improve Advantage’s capital position and to retain additional capital at Camco. See “Use of Proceeds.” Our board of directors has chosen to raise capital through a rights offering to give our stockholders the opportunity to limit ownership dilution by buying additional shares of common stock. Our board of directors also considered several alternative capital raising methods prior to concluding that the rights offering was the appropriate option under the current circumstances. We believe that the rights offering will strengthen our financial condition by generating additional cash and increasing our capital position; however, our board of directors is making no recommendation regarding your exercise of the subscription rights. We cannot assure you that we will not need to seek additional financing or engage in additional capital offerings in the future.

Determination of Subscription Price

In determining the subscription price, our Board of Directors considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering; historical and current trading prices for our common stock; the need to offer the common stock at a price that would be attractive to stockholders; the need for capital; alternatives available to us for raising capital; and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro rata basis. In conjunction with its review of these factors, our Board of Directors also reviewed our history and prospects, including our past and present earnings and losses, our prospects for future earnings, our current financial condition and regulatory status and subscription prices in various rights offerings by other companies. We did not request and have not received a fairness opinion regarding the subscription price. The subscription price is not necessarily related to our book value, net worth or any other established criteria of value and may or may not be considered the fair value of our common stock to be offered in the rights offering.

We cannot assure you that the market price of our shares of common stock will not decline during or after the stock offering. We also cannot assure you that you will be able to sell shares of our common stock purchased during the stock offering at a price equal to or greater than the subscription price. We urge you to obtain a current quote for our common stock before exercising your subscription rights.

Method of Exercising Subscription Rights

One non-transferable subscription right is being distributed for each share of our common stock that you owned as of 5:00 p.m., Eastern Time, on July 29, 2012. The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders. If you are a registered holder of shares of our common stock, the number of rights you may exercise pursuant to your basic subscription privilege is indicated on the enclosed rights certificate. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to the subscription/escrow agent at the address set forth below under “—Subscription Agent,” to be received prior to 5:00 p.m., Eastern Time, on October 31, 2012.

Subscription by Beneficial Owners. If you are a beneficial owner of shares of our common stock that are registered in the name of a custodian bank, broker, dealer or other nominee, you will not receive a rights certificate. Instead, one subscription right will be issued to the nominee record holder for each share of our common stock that you own at the record date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares of our common stock in the rights offering.

If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, October 31, 2012 expiration date that we have established for the rights offering.

Payment Method

As described in the instructions accompanying the rights certificate, payments submitted to the subscription/escrow agent must be made in full United States currency by:

•	check payable to Registrar and Transfer Company, the subscription/escrow agent, drawn upon a United States bank;

•	bank check payable to Registrar and Transfer Company, the subscription/escrow agent, drawn upon Advantage Bank; or

•	wire transfer to Registrar and Transfer Company, the subscription/escrow agent .

Payment will be deemed to have been received by the subscription/escrow agent only upon the subscription/escrow agent’s receipt of any certified check, bank check drawn upon Advantage Bank or wire transfer or, in the case of an uncertified personal check, receipt and clearance of such check.

Please note that funds paid by uncertified personal check may take at least seven business days to clear. Accordingly, if you wish to pay by means of an uncertified personal check, we urge you to make payment sufficiently in advance of the expiration date to ensure that the subscription/escrow agent receives cleared funds before that time. We also urge you to consider payment by means of a certified check, bank check, bank draft or money order.

Your subscription rights will not be considered exercised unless the subscription/escrow agent actually receives from you, your custodian bank, broker, dealer or other nominee, as the case may be, all of the required documents and your full subscription price payment (and your payment has cleared) prior to 5:00 p.m., Eastern Time, on October 31, 2012, the scheduled expiration date of the rights offering.

You should read and follow the instructions accompanying the rights certificate carefully. As described in the instructions accompanying the rights certificate, in certain cases additional documentation or signature guarantees may be required.

The method of delivery of payments of the subscription amount to the subscription/escrow agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription/escrow agent. Do not send or deliver these materials to us.

There is no sales fee or commission payable by you. We will pay all fees charged by the subscription/escrow agent and the information agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights.

Medallion Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription/escrow agent, unless:

•	you provide on the rights certificate that shares are to be delivered in your name and to your address of record, as imprinted on the face of the rights certificate; or

•	you are an eligible institution.

Special Instructions for Participants in Our 401(k) Plan

Subscription rights will be allocated to any participant or other account holder (such as a beneficiary) in the 401(k) Plan. Those participants (or other account holders) with 401(k) Plan accounts will have the ability to direct the trustee of the 401(k) Plan, Charles Schwab Trust Company, to exercise some or all of the subscription rights allocable to them.

If you have an account in the 401(k) Plan as of 5:00 p.m., Eastern Time, on the record date, you will receive subscription solicitation materials from the subscription/escrow agent , which will include specific instructions for participating in the rights offering with respect to subscription rights held by the 401(k) Plan, a copy of this prospectus and the 401(k) Plan Participant Election Form. If you wish to exercise your subscription rights, in whole or in part, your completed 401(k) Plan Participant Election Form must be received by the Company by the 401(k) Deadline, which is 5:00 p.m., Eastern Time, on October 24, 2012, which is the fifth business day prior to the expiration date of the rights offering. If your 401(k) Plan Participant Election Form is not received by the 401(k) Deadline, your election to exercise your subscription rights with respect to shares of our common stock that you hold through the 401(k) Plan will not be effective. This is a special deadline that applies to participants (and other account holders) in the 401(k) Plan (notwithstanding the different deadline set forth in this prospectus for stockholders participating in the rights offering generally) and solely with respect to the subscription rights held by the 401(k) Plan. Any subscription rights credited to your 401(k) Plan account will expire unless they are properly exercised by the 401(k) Deadline. You should receive the 401(k) Plan Participant Election Form with the other offering materials related to the rights offering. If you do not receive this form, and you believe you are entitled to participate in the rights offering with respect to your 401(k) Plan account, you should contact the subscription/escrow agent by calling (800) 368-5948 (toll free).

If you elect to exercise some or all of the subscription rights in your 401(k) Plan account, you must ensure that the amount allocated in your 401(k) Plan Participant Election Form for purposes of exercising your subscription rights is adequate to satisfy the subscription payment based upon the number of subscription rights you are exercising. You must ensure that you have enough money in your 401(k) Plan account in the Morley Stable Value Fund to fully pay for the subscription rights in your 401(k) Plan account that you exercise as you may only pay for the exercise of such subscription rights through the liquidation of funds held by your 401(k) Plan account in the Morley Stable Value Fund. Your investment in the Morley Stable Value Fund in your 401(k) Plan account will be liquidated in the amount specified in your 401(k) Plan Participant Election Form on or about October 31, 2012, and cash equal to the necessary subscription payment amount will be transferred to the trustee of the 401(k) Plan.

Notwithstanding your election to exercise all of your subscription rights, the 401(k) Plan trustee will be directed to only exercise that number of subscription rights and purchase the number of shares of common stock that can be acquired with the money generated by liquidating the Morley Stable Value Fund in your 401(k) Plan account. If the amount of funds in your 401(k) Plan account that are invested in the Morley Stable Value Fund do not equal or exceed the purchase price of the shares of common stock that you have elected to purchase in the rights offering, the subscription rights held by your 401(k) Plan account will be exercised to the fullest extent possible based on the cash value of your 401(k) Plan account invested in the Morley Stable Value Fund.

Any shares of our common stock purchased upon exercise of the subscription rights held by your 401(k) Plan account will be allocated to your account under the common stock investment option, where they will remain subject to your further investment directions in accordance with the terms of the 401(k) Plan.

Once you submit your completed 401(k) Plan Participant Election Form, you may not revoke your exercise instructions. If you elect to exercise your subscription rights, you should be aware that the market value of our common stock may go up or down during the period after you submit your 401(k) Plan Participant Election Form and before the time that our common stock is purchased under the subscription rights and allocated to your account under the 401(k) Plan. If the closing price of a share of common stock on the last business day preceding the expiration date of the rights offering is less than $1.75, the 401(k) Plan trustee will not honor any exercise requests, each exercise request will be voided and the purchase price will be re-credited to the 401(k) Plan participant’s 401(k) Plan account.

All subscription payments received on your behalf and not applied to the purchase of shares of our common stock in the rights offering will be returned to the 401(k) Plan and deposited based upon your current 401(k) Plan investment allocation election.

Neither we, the subscription/escrow agent, the 401(k) Plan trustee or anyone else will be under any duty to notify you of any defect or irregularity in connection with your submission of the 401(k) Plan Participant Election Form, and we will not be liable for failure to notify you of any defect or irregularity with respect to the completion of such form. We reserve the right to reject your exercise of the subscription rights if your exercise is not in accordance with the terms of the rights offering or in the proper form. We will also not accept the exercise of subscription rights if our issuance of shares of our common stock to you could be deemed unlawful under applicable law.

The 401(k) Plan Participant Election Form must be received by the Company by the 401(k) Deadline, which is 5:00 p.m., Eastern Time, on October 24, 2012. A self-addressed envelope has been included in the materials provided to our 401(k) Plan participants (and other account holders) along with this prospectus that may be used to mail the 401(k) Plan Participant Election Form. In any event, you must use the address set forth below:

By First-Class Mail, Overnight Courier or Hand-Delivery:

Camco Financial Corporation

814 Wheeling Avenue

Cambridge, Ohio 43725

Delivery to any address or by a method other than those set forth above does not constitute valid delivery.

Limit on How Many Shares of Common Stock You May Purchase in the Stock Offering

Each participant in this stock offering is subject to an overall beneficial ownership limit of 9.9%, calculated with respect to the approximately 13,182,373 shares of common stock potentially outstanding after the consummation of this rights offering, if all rights are exercised. Any rights exercised by a rights holder for common stock subscribed for by that holder that would cause such holder to exceed the 9.9% ownership limit will not be considered exercised or subscribed for by that holder. The portion of the subscription price paid by a holder for common stock not considered subscribed for will be returned to that holder, without interest or penalty, as soon as practicable after completion of this offering.

We will not issue shares of common stock pursuant to the exercise of basic subscription privileges or over-subscription privileges to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of October 31, 2012, such clearance or approval has not been obtained and/or any required waiting period has not expired. If we elect not to issue shares in such case, such shares will become available to satisfy over-subscription by other stockholders pursuant to subscription rights and will thereafter be available in the public offering of shares.

In addition, we may not issue shares of our common stock pursuant to the exercise of warrants that may be acquired in the rights offering to any person or entity who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority or acquire, own or control such shares.

Missing or Incomplete Subscription Information

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription/escrow agent will be returned promptly, without interest or penalty, following the expiration of the rights offering.

If you deliver your rights certificate and other documents or payment in a manner different from that described in this prospectus, we may not honor the exercise of your subscription rights.

Expiration Date

The subscription period during which you may exercise your subscription rights expires at 5:00 p.m., Eastern Time, on October 31, 2012. If you do not exercise your subscription rights prior to that time, your subscription rights will expire and will no longer be exercisable. We will not be required to issue shares of our common stock to you if the subscription/escrow agent receives your rights certificate or your subscription payment after that time. We have the option to extend the rights offering without notice to you. In no event will the expiration date be later than December 31, 2012. We may extend the expiration of the rights offering by giving oral or written notice to the information agent prior to the expiration of the rights offering. If we elect to extend the expiration of the rights offering, we will issue a press release announcing such extension no later than the next business day after the board of directors extends the rights offering.

If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, your nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., Eastern Time, October 31, 2012, expiration date that we have established for the rights offering.

Conditions, Withdrawal and Termination

We reserve the right to withdraw the rights offering at any time for any reason. We may terminate the rights offering if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our board of directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. If we terminate the rights offering, all affected subscription rights will expire without value, and all subscription payments received by the subscription/escrow agent will be returned promptly, without interest or penalty.

Subscription/Escrow Agent

The subscription/escrow agent for the stock offering is Registrar and Transfer Company. The subscription/escrow agent will maintain the list of subscriptions and calculate any necessary allocations of over-subscription privileges. If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your rights certificate and other documents, and subscription payment to the address provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription/escrow agent. Do not send or deliver these materials to Camco.

By Mail, Express Mail or Overnight Courier: Registrar and Transfer Company 10 Commerce Drive Cranford, NJ 07016 Attn: Reorg/Exchange Dept

Financial Advisor and Information Agent

We have appointed ParaCap as financial advisor and information agent for the offering. Any questions or requests regarding Camco, Advantage or the stock offering or any questions regarding completing a rights certificate or submitting payment in the rights offering may be directed to ParaCap at (866) 404-2951 (toll free) Monday through Friday (except bank holidays), between 9:00 a.m. and 4:00 p.m., Eastern Time. We will pay the fees and expenses of the information agent and have also agreed to indemnify the information agent from certain liabilities that it may incur in connection with the rights offering.

No Fractional Shares

We will not issue fractional shares in connection with the rights offering. Fractional shares of our common stock resulting from the exercise of the basic or oversubscription privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the information agent will be returned promptly, without interest. No fractional warrants will be issued either.

Notice to Nominees

If you are a custodian bank, broker, dealer or other nominee who holds shares of our common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners with respect to their subscription rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial holder so instructs, you should complete the rights certificate and submit it to the subscription/escrow agent together with the form entitled “Nominee Holder Certification” and with the proper payment. We will provide the Nominee Holder Certification form to you with your rights offering materials. If you did not receive this form, you should contact the subscription/escrow agent to request a copy. If you hold shares of our common stock for the account(s) of more than one beneficial owner, you may exercise the number of subscription rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription/escrow agent by submitting the Nominee Holder Certification form.

In the case of subscription rights that you hold of record on behalf of others through the DTC, those subscription rights may be exercised by instructing DTC to transfer the subscription rights from your DTC account to the subscription/escrow agent’s DTC account, and by delivering to the subscription/escrow agent the required certification as to the number of shares subscribed for pursuant to the exercise of the subscription rights of the beneficial owners on whose behalf you are acting, together with payment of the full subscription price.

Beneficial Owners

If you are a beneficial owner of shares of our common stock and will receive your subscription rights through a custodian bank, broker, dealer or other nominee, we will ask your nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your custodian bank, broker, dealer or other nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering. We are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., Eastern Time, October 31, 2012, expiration date.

Non-Transferability of Subscription Rights

The subscription rights granted to you are non-transferable and, therefore, you may not sell, transfer or assign your subscription rights to anyone. The subscription rights will not be listed for trading on the NASDAQ Global Market or any other stock exchange or market. The shares of our common stock issuable upon exercise of the subscription rights will be listed on the NASDAQ Global Market under the ticker symbol “CAFI.”

Validity of Subscriptions

We will resolve, in our sole discretion, all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. None of Camco, the information agent or the subscription/escrow agent shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to withdraw or terminate the rights offering, only when a properly completed and duly executed rights certificate and any other required documents and the full subscription payment have been received by the subscription/escrow agent . Our interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

Registrar and Transfer Company, the subscription/escrow agent, will hold funds received in payment for shares of our common stock in a segregated account pending completion of the rights offering. The subscription/escrow agent will hold this money in escrow until the rights offering is completed or is withdrawn and canceled. If the rights offering is canceled for any reason, all subscription payments received by the subscription/escrow agent will be returned to subscribers, without interest or penalty as soon as practicable.

Uncertificated Shares of Common Stock

All shares of our common stock that you purchase in the rights offering will be issued in book-entry, or uncertificated, form. When issued, the shares will be registered in the name of the subscription rights holder of record. As soon as practicable after the expiration of the rights offering, the subscription/escrow agent will arrange for issuance to each subscription rights holder of record that has validly exercised its subscription rights the shares of common stock purchased in the rights offering. Subject to state securities laws and regulations, we have the discretion to delay distribution of any shares you may have elected to purchase by exercise of your rights in order to comply with state securities laws.

Rights of Subscribers

You will have no rights as a stockholder with respect to the shares of our common stock purchased in the rights offering until your account, or your account at your broker, dealer, custodian bank or other nominee, is credited with such shares.

Foreign Stockholders

We will not mail this prospectus or rights certificates to stockholders with addresses that are outside the United States or that have an army post office or foreign post office address. The subscription/escrow agent will hold these rights certificates for their account. To exercise subscription rights, our foreign stockholders must notify the subscription/escrow agent prior to 5:00 p.m., Eastern Time, at least three business days prior to the expiration of the rights offering (or, if the rights offering is extended, on or before three business days prior to the extended expiration date) and demonstrate to the satisfaction of the information agent and the subscription/escrow agent that the exercise of such subscription rights does not violate the laws of the jurisdiction of such stockholder.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid, unless we are required by law to grant revocation rights. All exercises of subscription rights are irrevocable, unless we are required by law to grant revocation rights, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of our common stock offered pursuant to the rights offering.

Regulatory Limitation

We will not issue shares of common stock pursuant to the exercise of basic subscription privileges or oversubscription privileges to any person or entity, who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own or control such shares if, as of October 31, 2012 such clearance or approval has not been obtained and/or any required waiting period has not expired. If we elect not to issue shares in such case, such shares will become available to satisfy oversubscriptions by other stockholders pursuant to subscription rights and will be available thereafter in the public offering of shares.

Material U.S. Federal Income Tax Treatment of Rights Distribution

For U.S. federal income tax purposes, you should not recognize gain or loss upon receipt or exercise of these subscription rights to purchase shares of our common stock for the reasons described below in “Material U.S. Federal Income Tax Consequences.”

No Recommendation to Rights Holders

Our board of directors is making no recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights risk investment loss on new money invested. We cannot predict the price at which our shares of common stock will trade and, therefore, we cannot assure you that the market price for our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to make your decision based on your own assessment of our business and the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Shares of Our Common Stock Outstanding After the Rights Offering

As of September 21, 2012, we had 7,468,087 shares of our common stock issued and outstanding. Assuming no options are exercised prior to the expiration of the rights offering and assuming all shares are sold in the rights offering, we expect approximately 13,182,373 shares of our common stock will be outstanding immediately after completion of the stock offering.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our common stock from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription rights in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights, you will not be eligible to participate in the rights offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the rights offering.

THE PUBLIC OFFERING OF REMAINING SHARES

Public Offering

Following completion of the rights offering subscription process, we may elect to sell all or a portion of the remaining registered shares in a public offering. We have engaged ParaCap as our financial advisor and information agent in connection with the rights offering, and in identifying one or more qualifying broker-dealers to act as a selling group in connection with the public offering, if any.

Discretion to Accept Subscriptions

We have the right, in our sole discretion, to accept or reject any subscription in the public offering in whole or in part on or before the public offering expiration date. We generally will accept subscriptions in the public offering in the order in which they are received. As a result, you may not receive any or all of the shares for which you subscribe. We will notify subscribers as soon as practicable following the public offering expiration date as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will return to the subscriber the unaccepted portion of the subscription funds, without interest.

Expiration Date and Cancellation Rights

The public offering period will expire at the earlier of 5:00 p.m. Eastern Time, [Public Offering Expiration Date] or the date on which we have accepted subscriptions for all shares remaining for purchase as reflected in the prospectus supplement.

We may cancel the public offering of remaining shares at any time for any reason, including following the expiration date. If we cancel the public offering of any remaining shares of common stock, we will return all subscription payments promptly, without interest.

Escrow Arrangements; Return of Funds

Registrar and Transfer Company, the subscription/escrow agent, will hold funds received with an acknowledgement of subscription in a segregated account. The subscription/escrow agent will hold these funds in escrow until such time as we accept the subscription or until the public offering is cancelled. If the public offering of remaining shares is cancelled, the subscription/escrow agent will return the subscription payments promptly, without interest.

No Revocation or Change

Once you submit the acknowledgement of subscription and your payment, you will not be allowed to revoke your subscription or request a refund of monies paid. All acknowledgements of subscriptions are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not submit an acknowledgment of subscription unless you are certain that you wish to purchase shares or our common stock at the subscription price.

DESCRIPTION OF CAPITAL STOCK AND WARRANTS

The following description of our capital stock is based upon our certificate of incorporation, our bylaws and applicable provisions of law. We have summarized certain portions of the certificate of incorporation and bylaws below. The summary is not complete. The certificate of incorporation and bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. You should read the certificate of incorporation and bylaws for the provisions that are important to you.

Common Stock

We are authorized to issue 29,900,000 shares of common stock, $1.00 par value per share. There were 7,468,087 shares of common stock outstanding as of September 21, 2012. At our annual meeting of stockholders held on May 24, 2011, our stockholders approved an amendment to our certificate of incorporation, which increased the authorized shares of common stock from 14,900,000 shares to 29,900,000 shares.

Dividend Rights. Holders of our common stock are entitled to receive such dividends as may be declared by our board of directors out of legally available funds, and to receive pro rata any assets distributable to holders of our common stock upon our liquidation. However, agreements with our regulators prohibit us from declaring or paying dividends to stockholders without the prior approval of the FRB.

Voting Rights. Holders of our common stock are entitled to vote for the election of directors and upon all other matters, which may be submitted to a vote of stockholders generally, with each share being entitled to one vote. Our common stockholders do not possess cumulative voting rights. This means that holders of more than 50% of our common stock (on a fully diluted basis) voting for the election of directors can elect all of the directors, and holders of the remaining shares will not be able to elect any directors.

Directors are elected by a plurality of the votes cast at the meeting (i.e., the nominees receiving the highest number of votes will be elected regardless of whether such votes constitute a majority of the shares represented at the meeting). Any other matter submitted to the stockholders at a meeting at which a quorum is present shall be decided by the vote of the holders of a majority of the shares represented in person or by proxy at the meeting, unless the matter is one upon which a different vote is required by applicable law, our certificate of incorporation or our bylaws, each as amended, in which case such express provision shall govern and control the decision of such matter. Vacancies on Camco’s board may be filled by a majority of the directors then in office. If a majority of the directors then in office constitutes less than a majority of the board, any stockholders holding at least 10% of Camco’s stock may ask the Delaware Court to order an election to fill the vacancy and replace directors selected by those directors in office. Camco’s certificate of incorporation authorizes the removal of a director for cause by a vote of not less than 80% of the outstanding shares of common stock entitled to vote in the election of directors.

Liquidation Rights. In the event of any liquidation, dissolution or winding up of Camco, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution. Holders of our preferred stock, if any such shares are then outstanding, may have a priority over the holders of common stock in the event of any liquidation or dissolution. We have no preferred stock currently outstanding.

Other Rights. Common stockholders have no preemptive rights to purchase additional securities that may be issued by us in the future. There are no redemption or conversion provisions applicable to our common stock, and holders of our common stock are not liable for any further capital call or assessment.

Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Preferred Stock

Our certificate of incorporation authorizes us to issue 100,000 shares of preferred stock. As of the date of this prospectus, we do not have any preferred stock outstanding.

Our Board of Directors is authorized to issue one or more classes, or one or more series within a class, of preferred stock in the future and to fix the designations, preferences, rights, powers, including voting powers and par value, if any (or qualifications, limitations and restrictions) of such preferred stock. As a result, the Board of Directors could adversely affect the rights of the holders of common stock without a vote of such stockholders.

Warrants

Purchasers in the rights offering will receive one warrant for each two shares of common stock purchased. The number of warrants issued will be rounded down to the next whole number. No fractional warrants will be issued. Each warrant will entitle the holder to purchase one share of common stock.

Exercisability. Each warrant will be immediately exercisable for a period of five years following the closing date of the stock offering at an exercise price of $2.10 per share. Warrants may be exercised by completing and returning the Warrant Certificate and Subscription Form to the warrant agent, along with payment of the exercise price in cash or by check. Warrants may be exercised at any time up to the close of business on the warrant expiration date. After the close of business on the warrant expiration date, unexercised warrants will become void.

Adjustments. The exercise price and the number shares underlying the warrants are subject to appropriate adjustment in the event of stock splits, reverse stock splits, stock dividends on our common stock, stock combinations or similar events affecting our common stock. In addition, in the event we consummate any merger, consolidation, sale or other reorganization event in which our common stock is converted into or exchanged for securities, cash or other property, then following such event, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property which the holders would have received had they exercised the warrants immediately prior to the reorganization event.

Fractional Shares. No fractional shares of common stock will be issued in connection with the exercise of a warrant.

Transferability. Warrants are not transferrable and may be exercised only by the original recipient thereof, except that warrants may be transferred by will or the laws of descent and distribution upon the death of the holder of the warrant.

Listing. The warrants will not be listed for trading on any stock exchange and we do not anticipate that the warrants will be quoted on the OTC Bulletin Board or in the “pink sheets.”

Warrant Agent. The warrants will be issued pursuant to a warrant agreement between Camco and Registrar and Transfer Company, the warrant agent for the warrants.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws

The following is a summary of certain provisions of our certificate of incorporation and bylaws that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a stockholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our stockholders. This summary does not purport to be complete and is qualified in its entirety by reference to the documents referenced.

While these provisions of our certificate of incorporation and bylaws might be deemed to have some “anti-takeover” effect, the principal effect of these provisions is to protect our stockholders generally and to provide our board of directors and stockholders a reasonable opportunity to evaluate and respond to unsolicited acquisition proposals.

Business Combination Approval Requirement. Camco’s certificate of incorporation requires the approval of the holders of (i) at least 80% of Camco’s outstanding shares of voting stock, and (ii) at least a majority of Camco’s outstanding shares of voting stock, not including shares held by a “Substantial Stockholder,” to approve certain “Business Combinations” as defined below, and related transactions. Under Delaware law, absent this provision, Business Combinations, including mergers, consolidations and sales of substantially all of the assets of Camco must, subject to certain exceptions, be approved by the vote of the holders of a majority of Camco’s outstanding voting shares. The increased voting requirements in Camco’s certificate of incorporation apply in connection with Business Combinations involving a “Substantial Stockholder,” except in cases where the proposed transaction has been approved by three-fourths of the members of Camco’s board of directors, provided that a majority of the members on the board are continuing directors (a continuing director being defined as a person who was (i) a member of the board on May 26, 1987, (ii) elected by the stockholders or appointed by the board after May 26, 1987, and prior to the date as of which the Substantial Stockholder in question became a Substantial Stockholder, or (iii) designated as a continuing director prior to his or her initial election or appointment as a director by three-fourths of the board if and only if a majority of the board at the time of appointment consisted of continuing directors).

The term “Substantial Stockholder” is defined to include any individual, corporation, partnership or other entity, except for Camco or a subsidiary of Camco, that owns beneficially or controls, directly or indirectly, 15% or more of the outstanding voting stock of Camco. A “Business Combination” is defined to include:

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any merger or consolidation of Camco or a subsidiary of Camco with or into any Substantial Stockholder or with or into any other corporation which, after such merger or consolidation, would be an Affiliate of a Substantial Stockholder, as defined in Camco’s certificate of incorporation;

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any sale, lease, exchange, mortgage, transfer, pledge or other disposition of all or a substantial part of the assets of Camco, or of a subsidiary of Camco, to any Substantial Stockholder (the term “substantial part” is defined to include more than 10% of Camco’s total assets);

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the adoption of any plan or proposal for the liquidation or dissolution of Camco, if, as of the record date for the determination of stockholders who are entitled to vote on the plan or proposal, any person is a Substantial Stockholder;

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the issuance or transfer of Camco Equity Securities, as defined in Camco’s certificate of incorporation, that have an aggregate value equaling or exceeding 60% of Camco’s stockholders’ equity to a Substantial Stockholder in exchange for cash, securities or other property; or

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any reclassification of the securities of Camco, any recapitalization of Camco or any reorganization, merger, or consolidation of Camco that has the effect of increasing, directly or indirectly, a Substantial Stockholder’s proportionate share of outstanding shares of any class of equity securities of Camco or a subsidiary of Camco.

The board of directors of Camco believes that these provisions are in the best interests of Camco’s stockholders because they encourage prospective acquirers to negotiate a proposed acquisition with the directors. These provisions could, however, adversely affect the market value of Camco’s stock or deprive stockholders of the opportunity to sell their shares for premium prices.

Authorized But Unissued Stock. Our certificate of incorporation authorizes the issuance of 29,900,000 shares of common stock and 100,000 shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control. This possibility may encourage persons seeking to acquire us to negotiate directly with our board of directors. The authorized but unissued common stock also could facilitate acquisitions by us.

Our authorized but unissued shares of preferred stock could also have anti-takeover effects. Under certain circumstances, any or all of such preferred stock could be used as a method of discouraging, delaying or preventing a change in control of us. For example, our board of directors could designate and issue a series of preferred stock in an amount that sufficiently increases the number of outstanding shares to overcome a vote by the holders of common stock or with rights and preferences that include special voting rights to veto a change in control. The preferred stock could also be used in connection with the issuance of a stockholder rights plan, sometimes referred to as a “poison pill.” For example, a class or series of preferred stock could be designated that would be convertible into common stock upon the acquisition by a third party of a specified percentage of our voting stock. Typically, under most stockholder rights plans, if a third party acquires the specified percentage (usually 15% to 20%) of a corporation’s voting stock, the stockholders of that corporation (other than the stockholder who purchased the specified percentage interest in the corporation) have the right to purchase shares of the corporation’s common stock at a discount to the market price. This results in dilution to the third party, both economically and in terms of its percentage ownership of the corporation’s shares. Our board of directors is able to implement a stockholder rights plan without further action by our stockholders. Use of the preferred stock in the foregoing manner could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors or the assumption of control by stockholders, even if such proposed actions would be beneficial to our stockholders. This could include discouraging bids for us even if such bid represents a premium over our then-existing trading price and thereby prevent stockholders from receiving the maximum value for their shares.

Classified Board of Directors. A classified board of directors may have an anti-takeover effect by making it more difficult for an entity that owns a majority of a company’s shares (or which is able successfully to solicit a majority) to force an immediate change in the composition of a majority of the company’s board of directors. Our bylaws provide that our board of directors will be divided into three classes, with each class elected to serve a term of three years. Accordingly, only one-third of our board of directors is elected each year, and thus even a majority stockholder could not elect a majority of our board of directors in less than two years, which has the effect of delaying the time within which an acquirer may gain control of our board of directors. This delay would also likely encourage potential acquirers to negotiate with our board of directors prior to attempting to gain control of us.

Limited Ability To Call Special Meetings of Stockholders. A potential acquirer may wish to call a special meeting of stockholders of a target to consider removing directors or to consider an acquisition offer. It could also call a meeting or series of meetings to harass management and disrupt the target’s business. Thus, limited rights of stockholders to call special meetings can have an anti-takeover effect. Our certificate of incorporation provides that special meetings of stockholders of Camco may be called only by the president or by a majority of our board of directors.

No Cumulative Voting for Directors. Cumulative voting permits a stockholder to cumulate his total stockholder votes for a single candidate in an election of directors. For example, a stockholder holding 1,000 shares in an election for five directors could cumulate all 5,000 votes for one director. Cumulative voting may make it easier for a potential acquirer or dissident stockholder to gain a board seat. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

Action by Written Consent of Stockholders. Our Bylaws prohibit our stockholders from taking action by written consent with respect to actions that are required or permitted to be taken by our stockholders at a meeting. As a practical matter, this requirement prohibits a potential acquirer from accomplishing its objective through written consent instead of at a meeting.

PLAN OF DISTRIBUTION

Directors, Executive Officers and Employees

Our directors and executive officers may participate in the solicitation of the exercise of subscription rights for the purchase of common stock. These persons will not receive any commissions or compensation in connection with these activities, other than their normal compensation, but they will be reimbursed for their reasonable out-of- pocket expenses incurred in connection with any solicitation. Other trained employees of Advantage may assist in the rights offering in ministerial capacities, providing clerical work in effecting an exercise of subscription rights or answering questions of a ministerial nature. Other questions of prospective purchasers will be directed to our executive officers or registered representatives of ParaCap, our financial advisor and information agent. Our other employees have been instructed not to solicit the exercise of subscription rights for the purchase of shares of common stock or to provide advice regarding the exercise of subscription rights. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and the solicitation of subscription rights and the sales of the common stock underlying such subscription rights will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of our common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the shares of common stock.

Financial Advisor

We have engaged ParaCap, a broker-dealer registered with the Financial Industry Regulatory Authority, as our financial advisor and information agent in connection with the rights offering pursuant to a financial advisory services agreement between ParaCap and us. ParaCap is an investment banking firm with significant experience in advising financial institutions. In the ordinary course of its investment banking business, ParaCap is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

In its capacity as our financial advisor, ParaCap provided advice to us regarding the structure of the rights offering. ParaCap may also identify one or more qualifying broker-dealers to act as a selling group in connection with the public offering of shares, if any. ParaCap is not acting as an underwriter or placement agent in the rights offering or the public offering, if any, and no other broker-dealer will act as an underwriter in the rights offering or the public offering, if any, meaning that none of ParaCap nor any other broker-dealer will be obligated to purchase any shares of our common stock in the stock offering. In the event that we engage one or more broker-dealers to assist in selling shares in the public offering as placement agents, we will file with the SEC a post-effective amendment to the registration statement that must be declared effective by the SEC before any sales are made through such placement agents. The post-effective amendment will name the placement agents and disclose the material terms of the agency agreement with the placement agents, including the compensation arrangements. A copy of the agency agreement will be filed as an exhibit to the post-effective amendment. The placement agents will be subject to liability under Section 11 of the Securities Act of 1933 and subject to Regulation M under the Exchange Act. The compensation of any placement agent engaged by us in connection with the public offering, if any, must be reviewed and passed upon by the Financial Industry Regulatory Authority before any sales are made through such placement agent.

ParaCap has not prepared any report or opinion constituting a recommendation or advice to us or our stockholders; however, ParaCap may be requested to prepare an opinion addressed to our board of directors prior to the closing of the rights offering as to the fairness, from a financial point of view and, as of the date of such opinion and subject to the assumptions and qualifications contained in such opinion, of the consideration to be paid to Camco in connection with the rights offering. ParaCap expresses no opinion and makes no recommendation to holders of the subscription rights as to the purchase by any person of shares of our common stock. ParaCap also expresses no opinion as to the prices at which shares to be distributed in connection with the rights offering may trade if and when they are issued or at any future time.

As compensation for its services, we have agreed to pay ParaCap the following amounts:

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An initial retainer fee of $10,000 paid on February 8, 2011 and an additional monthly retainer fee of $10,000 payable on the first day of each month, commencing March 1, 2011 and continuing through the completion of the rights offering and public offering, if any;

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A financial advisory fee equal to the sum of (i) 1.0% of the aggregate gross dollar amount of the rights subscribed to in the rights offering by the Company’s directors, officers and employees pursuant to their basic and over subscription privileges, (ii) 1.5% of the aggregate gross dollar amount of the rights subscribed to in the rights offering by all of the Company’s other existing stockholders pursuant to their basic subscription privileges, (iii) 6.0% of the aggregate gross proceeds of any amounts raised through the exercise of over-subscription privileges, and (iv) 3.0% of the aggregate dollar amount of the common stock sold in the public offering, if any, (with an additional 3.0% being paid by Camco to selected dealers in a public offering, if any) provided, however, that for any common stock sold to directors, officers and employees in the public offering, the fee will be 1.0% of the aggregate gross dollar amount sold to such persons; and

•	An opinion fee of $75,000 upon the delivery of fairness opinion, if requested by the Company.

The financial advisory fee will be reduced by the aggregate amount of the initial and monthly retainer fees, which we estimate will be $220,000 if the rights offering and the public offering, if any, close within 60 days of the date hereof. We have agreed to reimburse ParaCap for its reasonable out-of-pocket expenses pertaining to its engagement, including legal fees, up to $150,000, regardless of whether the rights offering is consummated. In the event that no shares of common stock are sold pursuant to the exercise of basic subscription privileges, all shares of common stock are sold pursuant to the public offering and the entire $150,000 expense reimbursement cap is utilized by ParaCap, then the financial advisory fees and expenses could total up to $450,000 at 50% of the offering amount and $750,000 at the maximum offering amount.

Although ParaCap has no obligation to act, and will not act, in any capacity as an underwriter in the stock offering, if it were nonetheless deemed to be an underwriter under the Securities Act, the fees to be paid to it might be deemed to be underwriting fees and commissions. ParaCap may in the future provide other investment banking services to us and will receive compensation for such services.

Delivery of Shares

As soon as practicable after the effective date for the rights offering, we will distribute the subscription rights and rights certificates to individuals who owned shares of our common stock at 5:00 p.m., Eastern Time, on July 29, 2012.

If your shares are held in the name of a broker, dealer, custodian bank or other nominee, then you should send your subscription documents and subscription payment to that record holder. If you are the record holder, then you should send your rights certificate and other documents, and subscription payment to the address provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription/escrow agent. Do not send or deliver these materials to Camco.

By Mail, Express Mail or Overnight Courier:

Registrar and Transfer Company

10 Commerce Drive

Cranford, NJ 07016

Attn: Reorg/Exchange Department

See “The Rights Offering—Method of Exercising Subscription Rights.” If you have any questions regarding Camco, Advantage, or the stock offering, or you have any questions regarding completing a rights certificate or submitting payment in the rights offering, please call our information agent, ParaCap at (866) 404-2951 (toll free), Monday through Friday (except bank holidays), between 9:00 a.m. and 4:00 p.m., Eastern Time.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of material U.S. federal income tax consequences relating to the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering, the exercise of the oversubscription privilege, the receipt and exercise (or expiration) of warrants to purchase additional common shares received upon exercise of the subscription rights or, if applicable, the oversubscription privilege, and the ownership and disposition of common shares received upon exercise of the subscription rights, warrants or, if applicable, the oversubscription privilege.

This summary deals only with subscription rights, the oversubscription privilege and warrants held by a U.S. Holder (as defined below) and common shares that are held as capital assets by a U.S. Holder who is issued the common shares upon exercise of the subscription rights, warrants or, if applicable, the oversubscription privilege. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such U.S. Holders in light of their personal circumstances. This discussion also does not address tax consequences to U.S. Holders that may be subject to special tax rules, including, without limitation, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, employee stock purchase plans, partnerships and other pass-through entities, persons holding common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired common shares in connection with employment or other performance of services, U.S. Holders that have a functional currency other than the U.S. dollar, U.S. expatriates and foreign holders. In addition, the discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any U.S. federal tax considerations other than income taxation (such as Medicare contribution taxation or estate or gift taxation). Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder, as of the date hereof, and such authorities may be repealed, revoked or modified, perhaps retroactively. The Company has not sought, and will not seek, any rulings from the Internal Revenue Service (the “IRS”) regarding the matters discussed below. There can be no assurance that the IRS or a court will not take positions concerning the tax consequences of the receipt and exercise (or expiration) of the subscription rights acquired through the rights offering, the exercise of the oversubscription privilege, the receipt and exercise (or expiration) of warrants received upon exercise of the subscription rights or, if applicable, the oversubscription privilege, and the ownership and disposition of common shares received upon exercise of the subscription rights, warrants or, if applicable, the oversubscription privilege that are different from those discussed below.

As used herein, a “U.S. Holder” means a beneficial owner of subscription rights, the oversubscription privilege, warrants or common shares that is for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (a) the administration of which is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes is a beneficial owner of subscription rights, the oversubscription privilege, warrants or common shares, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. U.S. Holders that are partnerships (and partners in such partnerships) are urged to consult their own tax advisors.

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS

AND THE CONSEQUENCES UNDER FEDERAL ESTATE AND GIFT TAX LAWS, FOREIGN, STATE, AND LOCAL LAWS AND TAX TREATIES OF RECEIVING, OWNING AND EXERCISING SUBSCRIPTION RIGHTS, WARRANTS AND THE OVERSUBSCRIPTION PRIVILEGE AND ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES.

Taxation of Subscription Rights

Receipt of Subscription Rights. Your receipt of subscription rights pursuant to the rights offering should be treated as a nontaxable distribution with respect to your existing common shares for U.S. federal income tax purposes. Under Section 305 of the Code, a stockholder who receives a right to acquire shares will, in certain circumstances, be treated as having received a taxable dividend in an amount equal to the fair market value of such right. The application of this rule is very complex and subject to uncertainty. However, we believe that pursuant to Section 305 of the Code and the Treasury regulations promulgated thereunder, the receipt of subscription rights should generally not be taxable to a stockholder. Consequently, the discussion below assumes that the receipt of subscription rights will be treated as a nontaxable distribution.

Tax Basis in the Subscription Rights. If the fair market value of the subscription rights you receive is less than 15% of the fair market value of your existing common shares on the date you receive the subscription rights, the subscription rights will be allocated a zero basis for U.S. federal income tax purposes, unless you elect to allocate your basis in your existing common shares between your existing common shares and the subscription rights in proportion to the relative fair market values of the existing common shares and the subscription rights determined on the date of receipt of the subscription rights. If you choose to allocate basis between your existing common shares and the subscription rights, you must make this election on a statement included with your timely filed tax return (including extensions) for the taxable year in which you receive the subscription rights. Such an election is irrevocable.

However, if the fair market value of the subscription rights you receive is 15% or more of the fair market value of your existing common shares on the date you receive the subscription rights, then you must allocate your basis in your existing common shares between your existing common shares and the subscription rights you receive in proportion to their fair market values determined on the date you receive the subscription rights.

If you allocate your basis in your existing common shares between your existing common shares and the subscription rights, the basis allocated to the subscription rights must be apportioned between the right to receive common shares and the right to receive warrants in proportion to their fair market values determined on the date you receive the subscription rights.

The fair market value of the subscription rights on the date that the subscription rights are distributed is uncertain, and we have not obtained, and do not intend to obtain, an appraisal of the fair market value of the subscription rights on that date. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common shares on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Exercise of Subscription Rights. Generally, you will not recognize gain or loss on the exercise of a subscription right in the rights offering.

Your tax basis in the common shares and warrants acquired through exercise of a subscription right will equal the sum of (1) the subscription price and (2) your tax basis, if any, in the subscription right (determined as described above). The subscription price must be allocated between the common shares and warrants acquired in proportion to their relative fair market values on the exercise date. The basis of the common shares will be the sum of that portion of the subscription price allocable to the common shares, plus the portion, if any, of the basis of the subscription rights allocable to the right to receive common shares. The basis of the warrants will be the sum of that portion of the subscription price allocable to the warrants, plus the portion, if any, of the basis of the subscription rights allocable to the right to receive warrants.

The holding period of a common share or warrant acquired through exercise of a subscription right will begin on the date of exercise.

If you exercise a subscription right received in the rights offering after disposing of the common stock with respect to which such subscription right is received, then certain aspects of the tax treatment of the exercise of the subscription right are unclear, including (1) the allocation of tax basis between the common stock previously sold and the subscription right, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the common stock previously sold, and (3) the impact of such allocation on the tax basis of common stock and warrants acquired through exercise of the subscription right. If you exercise a subscription right received in the rights offering after disposing of the common stock with respect to which the subscription right is received, you should consult with your tax advisor.

Exercise of Oversubscription Privilege. Generally, you will not recognize gain or loss upon exercise of the oversubscription privilege. Your tax basis in a new common share acquired upon exercise of the oversubscription privilege generally will be equal to the subscription price. The holding period of a common share acquired upon exercise of the oversubscription privilege will begin on the date of exercise.

Expiration of Subscription Rights. If you allow subscription rights received in the rights offering to expire, you should not recognize any gain or loss for U.S. federal income tax purposes, and you should re-allocate any portion of the tax basis in your existing common shares previously allocated to the subscription rights that have expired to the existing common shares.

Taxation of Common Shares

Distributions. Distributions with respect to common shares acquired upon exercise of subscription rights, warrants or the oversubscription privilege will be taxable as dividend income when actually or constructively received to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in such common shares and thereafter as capital gain.

Dispositions. If you sell or otherwise dispose of common shares acquired upon exercise of subscription rights, warrants or the oversubscription privilege, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in the common shares. Such capital gain or loss will be long-term capital gain or loss if your holding period for the common shares is more than one year. Long-term capital gain of an individual is generally taxed at favorable rates. The deductibility of capital losses is subject to limitations.

Legislation Affecting Taxation of Common Shares Held By or Through Foreign Entities. Legislation enacted in 2010 may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common shares paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

Taxation of Warrants

You generally will not recognize gain or loss upon exercise of a warrant to acquire common shares. Your tax basis of the common shares received upon exercise of a warrant for cash generally will equal the tax basis of the warrant, increased by the amount paid upon exercise of the warrant.

Your holding period of common shares received upon exercise of a warrant will begin on the date the warrant is exercised.

In the event a warrant lapses unexercised, you will recognize a capital loss in an amount equal to the adjusted tax basis of the warrant. Such capital loss will be long-term if your holding period of such warrant was more than one year at the time of lapse. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

You may be subject to information reporting and/or backup withholding with respect to dividend payments on or the gross proceeds from the disposition of our common shares acquired through the exercise of subscription rights, warrants or, if applicable, the over-subscription privilege. Backup withholding may apply under certain circumstances if you (1) fail to furnish your social security or other taxpayer identification number (“TIN”), (2) furnish an incorrect TIN, (3) fail to report interest or dividends properly, or (4) fail to provide a certified statement, signed under penalty of perjury, that the TIN provided is correct, that you are not subject to backup withholding and that you are a U.S. person. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. You are urged to consult your own tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF RECEIVING, OWNING AND EXERCISING SUBSCRIPTION RIGHTS, WARRANTS AND THE OVERSUBSCRIPTION PRIVILEGE AND ACQUIRING, HOLDING AND DISPOSING OF COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

The validity of the shares of common stock issuable upon exercise of the rights and offered by this prospectus will be passed upon for us by Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio. Certain legal matters will be passed upon for ParaCap by Squire Sanders (US) LLP, Cleveland, Ohio.

EXPERTS

Our consolidated balance sheets as of December 31, 2011 and 2010 and the related consolidated statements of income and comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2011 appearing in our Annual Report on Form 10-K for the year ended December 31, 2011 have been incorporated by reference herein in reliance upon the report of Plante & Moran PLLC, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act, which means that we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are available at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. You may also obtain copies of the reports, proxy statements and other information from the Public Reference Room of the SEC, at prescribed rates, by calling 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy information and registration statements, and other information regarding us that we file electronically with the SEC. In addition, we make available, without charge, through our website, www.camcofinancial.com, electronic copies of our filings with the SEC, including copies of Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to these filings, if any. Information on our website should not be considered a part of this prospectus, and we do not intend to incorporate into this prospectus any information contained in our website.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents filed separately with the SEC.

The information we incorporate by reference is an important part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in those documents is deemed “furnished” in accordance with SEC rules. The documents we incorporate by reference, all of which we have previously filed with the SEC, include:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012;

•	Our definitive proxy statement on Schedule 14A with respect to the annual meeting of stockholders to be held on May 21, 2013;

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The description of our common stock contained in our Form 8-A filed with the SEC on November 30, 1994, or contained in any subsequent amendment or report filed for the purpose of updating such description; and

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All other reports filed with the SEC under Section 13(a) or 15(d) of the Exchange Act or proxy or information statements filed under Section 14 of the Exchange Act since December 31, 2012 and before the date of this Registration Statement.

Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Camco Financial Corporation

Attn: James E. Huston

814 Wheeling Avenue

Cambridge, Ohio 43725

(740) 435-2020